                                 ANNUAL REPORT
                                     [LOGO]
                                      1999

                                  COMMONWEALTH
                                 BANCORP, INC.

                                Table of Contents
------------------------------------------------------------------------------

Selected Financial Highlights.........................................Page  1
Letter to Shareholders................................................Page  2
Detailed Financial Highlights.........................................Page 12
Management's Discussion and Analysis..................................Page 13
Report of Management..................................................Page 29
Independent Accountants' Internal Control Report......................Page 30
Report of Independent Public Accountants..............................Page 31
Consolidated Financial Statements.....................................Page 32
Directors and Officers................................................Page 59
Corporate Information.................................................Page 59
Locations.............................................................Page 60
Bank Locations Map....................................................Page 61

------------------------------------------------------------------------------

  Commonwealth Bancorp, Inc., with consolidated assets of $1.9 billion, is the holding company for Commonwealth Bank, which has 60 branches throughout southeast Pennsylvania. ComNet Mortgage Services, a division of Commonwealth
   Bank, has offices in Pennsylvania, Maryland, New Jersey, and Virginia and operates under the trade name of Homestead Mortgage in Maryland.

SELECTED FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share and ratio data)

---------------------------------------------------------------------------------------------------------------------------
 AT YEAR END                                                                       1999             1998            1997

 Total assets                                                                $1,922,396       $2,257,499      $2,268,595
 Loans receivable, net                                                        1,361,430        1,338,177       1,260,841
 Deposit accounts                                                             1,503,746        1,605,299       1,552,824
 Shareholders' equity                                                           152,365          192,178         214,852
----------------------------------------------------------------------------------------------------------------------------
 FOR THE YEAR

 Net interest income                                                         $   70,613       $   70,650      $   70,388
 Net income                                                                      16,668           10,932          16,369
 Diluted earnings per share                                                        1.32             0.73            1.02
 Dividends per share                                                               0.36             0.32            0.28
 Book value per share at end of period                                            12.77            13.05           13.22
---------------------------------------------------------------------------------------------------------------------------
 FINANCIAL RATIOS(1)

 Total risk-based capital to risk-weighted assets at end of period(2)             11.29%           11.55%          13.35%
 Return on assets                                                                  0.80             0.47            0.73
 Return on equity                                                                  9.76             5.39            7.56
 Net interest margin(3)                                                            3.67             3.27            3.36
 Nonperforming assets to total assets at end of period                             0.54             0.49            0.42
 Allowance for loan losses to nonperforming loans at end of period               134.69            95.78          100.96

(1) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.

(2)  Represents ratios for Commonwealth Bank.

(3)  Taxable equivalent basis.

LETTER TO SHAREHOLDERS Commonwealth Bancorp, Inc. and Subsidiaries

DEAR SHAREHOLDERS,
CUSTOMERS AND FRIENDS:

Commonwealth Bancorp, Inc. enjoyed one of the most productive years in its history in 1999. The Company achieved outstanding growth in key business areas and reported record earnings per share. Net income was $16.7 million, or $1.32 per common share, in 1999. These results were well ahead of net income of $10.9 million, or $0.73 per common share, in 1998.

Commonwealth continued to focus on the execution of its core business strategy during the past year. This strategy involves transitioning the Company's business mix from that of a traditional thrift to that of a community bank. Central to this strategy is a balanced focus on the Retail, Commercial and Mortgage Banking businesses. In these areas, Commonwealth's accomplishments during 1999 included the following:

- Average core deposits, which represent the combination of checking, savings and money market deposits, increased 11% to $956 million in 1999, compared to $859 million in 1998. This outstanding growth was achieved despite the decrease in escrow deposits related to the 1999 sale of the Company's third party mortgage servicing portfolio.

- Consumer loans increased 34% to $322 million at year-end 1999, compared to $240 million at year-end 1998. Much of the growth in this area has been in second mortgage loans, where the Company's credit experience has been good. Consumer loans comprised 23% of total loans at December 31, 1999, compared to 18% at the end of 1998.

- Commercial loans increased to $190 million at the end of the year, 37% above the year-end 1998 level of $139 million. Asset quality in this portfolio remains strong. Commercial loans accounted for 14% of total loans at year-end 1999, up from 10% at the end of 1998.

[PHOTO]
CHARLES H. MEACHAM,
CHAIRMAN OF
THE BOARD AND
CHIEF EXECUTIVE OFFICER

- We continued to reposition Commonwealth's branch network in 1999 to better serve our customers, opening two branches in key markets and selling two in non-strategic locations. At year-end 1999, Commonwealth had 40 traditional branches and 20 supermarket branches in seven Southeastern Pennsylvania counties.

- We introduced Commonwealth OnLine and Commonwealth Business Online, our internet-based banking products for consumers and businesses. These services provide Commonwealth's individual and corporate customers the flexibility to do their banking whenever it is convenient for them.

- ComNet Mortgage Services, our mortgage banking division, achieved record net income of $4.8 million in 1999, an increase of 75% over $2.8 million in 1998. The increase was attributable to a strong mortgage origination environment during the first half of 1999, as well as a significant gain on the sale of our third party mortgage servicing portfolio.

- We substantially exited the third party mortgage servicing business during 1999, selling approximately $1.0 billion of Commonwealth's third party mortgage servicing portfolio for a pretax gain of $1.6 million. This transaction reflected our philosophy that the Company's resources should be directed to those businesses and markets where we have adequate presence to compete effectively. Through this transaction, capital was made available for other investments involving more attractive returns for our shareholders.

Shortly after year-end 1999, we completed the acquisition of certain business interests of the Tyler Group, a firm offering financial planning and investment advisory services to individuals and small businesses in Southeastern Pennsylvania. We are excited about the long-term growth potential of this sector of the financial services industry and believe that Tyler Wealth Counselors, Inc., the subsidiary through which we will market these services, is well-positioned to benefit from that growth.

We believe the above accomplishments are indicative that the strategy of positioning Commonwealth as the local community bank alternative to larger regional and national competitors is working and will create significant value for shareholders over the long-term. In 1999, shareholders benefited through a 7% increase in the common stock price from $15.5625 at December 31, 1998 to $16.625 at December 31, 1999. This compared favorably to the share price performance of peers, as the Nasdaq Stock Market Bank Index decreased 8% during 1999.

In addition to the execution of its fundamental business strategy, a critical component of Commonwealth's story in recent years has been the effective management of its capital structure. The Company's capital management activities have been directed toward improving returns on capital, while prudently managing Commonwealth Bank's regulatory capital position.

With respect to improving returns on capital, the Company purchased $51 million, or 2.9 million shares, of its common stock during 1999. This brought total purchases of treasury stock over the past two years to $84 million, or 4.5 million shares. These purchases contributed meaningfully to the improvement in Commonwealth's return on equity from 5.39% in 1998 to 9.76% in 1999.

With respect to Commonwealth Bank's regulatory capital position, core and risk-based capital ratios were 6.4% and 11.3%, respectively, at year-end 1999. These levels were well above the regulatory guidelines for well-capitalized institutions.

Looking forward, we believe that Commonwealth's future is quite promising. While the evolution from a traditional thrift to a full-service community bank will continue to be challenging, guiding us through these changes will be our fundamental business philosophies. These philosophies include a commitment to maximizing shareholder value through our core businesses of Retail, Commercial and Mortgage Banking, while emphasizing prudent risk management, effective capital management and superior customer service.

On a personal note, I would like to take this opportunity to express our appreciation for the important and long-standing contributions of Nicholas Sclufer, who retired from the Board of Directors in 1999 after 29 years of service. While we will miss his advice and counsel as a member of the Board, he has agreed to serve in the future as Director Emeritus of our subsidiary, Commonwealth Bank.

We are encouraged by Commonwealth's accomplishments in 1999 and recognize that at the core of our success are nearly 900 employees focused on providing superior service to our customers and, in the process, creating value for our shareholders. Our performance has been the result of their skill and dedication. With good momentum in our core businesses and the continued commitment of our employees, we are confident that Commonwealth is effectively positioned to maximize the long-term value of your investment.

Sincerely,

/s/ CHARLES H. MEACHAM

CHARLES H. Meacham
Chairman of the Board and Chief Executive Officer

COMMUNITY BANKING - RETAIL

The foundation of Commonwealth's strategy in retail banking is its branch franchise in Southeast Pennsylvania. At year-end 1999, Commonwealth had a total of 60 retail branch offices in its seven county region of Berks, Bucks, Chester, Delaware, Lehigh, Montgomery and Philadelphia Counties. The Company has focused on building a network of well-located full-service branches offering a full array of financial products and services. Relative to larger regional and national institutions, Commonwealth's strategic advantages include localized decision-making and a more personalized approach to providing customer service.

There were a number of meaningful accomplishments in retail banking over the past year. For example, in 1999, Commonwealth:

- Opened two branches in key areas of Philadelphia County and sold two in non-strategic locations in Lebanon County;

- Increased consumer loans by 34% to $322 million at the end of the year;

- Increased average core deposits (checking, savings and money market deposits) by 11% to $956 million;

- Increased the number of checking accounts, which consumers tend to view as their primary banking relationship to nearly 100,000 at December 31, 1999;

- Reduced the average cost of deposits by 38 basis points to 3.38%; and

- Increased fee income by 14% to $12.7 million. In addition, the Company introduced an internet banking product which currently serves over 4,000 customers. Through this service, customers can access their accounts, print account information, transfer money between accounts, pay bills and even track their stock portfolio. Commonwealth OnLine gives our customers the flexibility to bank whenever it is convenient for them, 24 hours a day, 7 days a week.

In January of 2000, the Company completed the acquisition of certain business interests of the Tyler Group. Tyler offers financial planning and investment advisory services to individuals and small businesses in Southeast Pennsylvania. Its products and services will be marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a newly formed subsidiary of Commonwealth Bank.

                                    [PHOTO]

CONVENIENTLY LOCATED IN VIEW OF THE CITY'S FOUNDER, WILLIAM PENN, COMMONWEALTH BANK'S NEW CENTER CITY PHILADELPHIA OFFICE IS LOCATED AT 30 SOUTH 15TH STREET IN THE LOBBY OF THE BEAUTIFUL ONE PENN SQUARE WEST OFFICE BUILDING.

A key component of Commonwealth's retail banking strategy involves supermarket banking. Of Commonwealth's 60 retail branch locations at year-end 1999, 20 were in supermarket locations. The success of the supermarket banking strategy as a low-cost way to enter new markets, while increasing customer convenience and generating growth, was evident in 1999.

Core deposits in supermarket branches increased 31% from $65 million at the end of 1998 to $85 million at the end of 1999. Just as importantly, consumer loan originations in supermarket branches increased 87% to $41 million in 1999, compared to $22 million in 1998.

YEAR-END
CONSUMER LOANS
                                                                                $322 MILLION
                                                            $240 MILLION
                                        $195 MILLION
                    $169 MILLION
$111 MILLION

     1995                1996                1997                1998                1999

AVERAGE
CORE DEPOSITS
                                                                                $956 MILLION
                                                            $859 MILLION
                                        $796 MILLION
                    $713 MILLION
$539 MILLION

     1995                1996                1997                1998                1999

COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN CONSUMER LOANS AND CORE DEPOSITS (CHECKING, SAVINGS AND MONEY MARKET DEPOSITS) SINCE 1995.

Supermarket branches provide a number of advantages over traditional branches in that they offer extraordinary convenience to customers, while providing significant marketing opportunities and cost advantages to the Company. Customers benefit from supermarket branches because they better enable customers to do their banking when and where it is convenient for them. Commonwealth also benefits from supermarket branches, as these branches are typically good sources of fee income, and provide increased opportunity to market the Company's financial products and services in a location that the typical customer visits several times per week. Additionally, supermarket branches enable Commonwealth to improve market penetration more quickly and at significantly lower cost than would be possible through traditional branches.

Commonwealth plans to continue to expand and strengthen its retail banking franchise in the future. One traditional branch in Center City Philadelphia, and one supermarket branch in Montgomeryville, Pennsylvania are scheduled to open during 2000. The focus of these activities has been and will continue to be on increasing customer convenience and improving Company profitability.

                                    [PHOTO]

ROBERT KRAMER, PRESIDENT OF MICROCISION, INC. (RT) INSPECTS A NEWLY MANUFACTURED SURGICAL INSTRUMENT WITH COMMONWEALTH COMMERCIAL BANKERS ED FITZGERALD (LT) AND CARMEN HOLLY (CR). THIS HIGH TECHNOLOGY COMPANY, A LEADING MANUFACTURER OF PRECISION MINIATURE MEDICAL IMPLANT PARTS (AS SHOWN IN THE INSET IMAGE), MAINTAINS ITS COMMERCIAL BANKING RELATIONSHIP WITH COMMONWEALTH BANK.

COMMUNITY BANKING -
COMMERCIAL

One of the key elements of Commonwealth's transition from a traditional thrift to a full-service community bank has been the development of a commercial banking function to meet the needs of businesses located in markets served by our branch network. Similar to the Company's retail banking strategy, Commonwealth's strategy in the commercial area is focused on building a full-service institution capable of competing effectively with larger regional and national banks, while emphasizing localized decision making and high quality customer service.

The Company is steadfast in its commitment to provide the best possible products and services to our business customers. In 1999, for example, Commonwealth greatly improved the systems and infrastructure underlying its cash management product line, which now includes key products such as positive pay, control disbursement and account reconciliation. Recently, Commonwealth launched Commonwealth Business OnLine, an internet-based cash management system for corporate customers, complete with check imaging, electronic bill payment and automated investment options. To better serve the Company's growing customer base in this area, the cash management sales and support staff was doubled during 1999.

Commonwealth continued to improve the quality and experience level of its relationship staff in 1999. The Company's 12 commercial lenders and 4 cash management representatives have an average of 16 years of banking experience, much of that obtained in large commercial bank environments.

Commonwealth's target market is comprised of small and lower middle market businesses operating within the Company's seven county region.

YEAR-END
COMMERCIAL LOANS
                                                                                $190 MILLION
                                                            $139 MILLION
                                        $116 MILLION
                    $96 MILLION
$42 MILLION
     1995                1996                1997                1998                1999

YEAR-END
COMMERCIAL DEPOSITS
                                                                                $144 MILLION
                                                            $119 MILLION
                                        $81 MILLION
                    $50 MILLION
$24 MILLION
     1995                1996                1997                1998                1999

COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN COMMERCIAL LOANS AND DEPOSITS SINCE YEAR-END 1995. DEPOSITS INCLUDE COMMERCIAL REPURCHASE BALANCES.

Our target customer base involves organizations having annual revenues of $50 million or less, with credit requirements of $10 million or less. While the Company has the legal lending capacity to extend credit in larger amounts, most of Commonwealth's approximately 700 business credit relationships are under $1.0 million, reflecting the Company's prudent risk management and the relatively modest credit needs, in absolute terms, of small business borrowers.

Commonwealth employs a multiple signature system to manage and control the credit approval process. In addition to the originating officer, each loan requires the approval of a Regional Vice President. For credit exposures of up to $500,000, the approval of the Vice President of Commercial and Industrial Lending is required. The approval of the Senior Lending Officer is required for credits over $500,000. Approval authority for exposures above $1.0 million rests with Commonwealth's Commercial Loan Credit Committee which, in addition to the Senior Lending Officer, is comprised of certain other senior officers of the Company. This process has proven to be a competitive advantage in meeting the response time requirements of our customers.

In 1999, Commonwealth made remarkable progress in expanding its commercial banking business. For example, business deposits and commercial repurchase balances totaled $144 million at December 31, 1999, an increase of 21% compared to $119 million at year-end 1998. Commercial loans totaled $190 million at the end of 1999, an increase of 37% from $139 million at year-end 1998. Importantly, the Company's growth in business banking has been achieved without incurring undue credit risk. Commercial net credit losses totaled $0.9 million in 1999, or 0.56% of the related average commercial loans. Nonperforming commercial loans totaled $1.4 million, or 0.73%, of the related commercial loan portfolio at year end 1999.

                                    [PHOTO]

COMMONWEALTH IS PROUD OF ITS HERITAGE AS A MORTGAGE LENDER. THE BANK HAS BEEN HELPING PEOPLE BUY HOMES FOR OVER 60 YEARS. COMNET MORTGAGE SERVICES, THE BANK'S MORTGAGE BANKING DIVISION, ACHIEVED RECORD NET INCOME IN 1999.

MORTGAGE BANKING

Operating under the trade names of ComNet Mortgage Services and Homestead Mortgage, Commonwealth is involved in the retail and wholesale origination, securitization and sale of residential mortgages. At year-end 1999, Commonwealth had ten mortgage production offices in its Mid-Atlantic target market.

During 1999, Commonwealth substantially exited the third party mortgage servicing business, selling approximately $1.0 billion of its third party servicing portfolio for a pretax gain of $1.6 million. This aspect of the mortgage banking business is dominated by some of the largest financial institutions in the country. Competition is extremely fierce and, as a result, margins have come under intense pressure in recent years. The decision to exit this business reflected the Company's strategy to employ its resources in those businesses and markets where it has adequate presence to compete effectively. Through this transaction, capital was made available for other investments with more attractive return characteristics for Commonwealth.

With respect to the origination side of the mortgage banking business, the past year was a particularly volatile one for the industry and Commonwealth. The relatively low interest rate environment during the early part of the year resulted in high levels of mortgage originations throughout the industry, although somewhat lower than the record level of 1998. As interest rates climbed during the middle and latter parts of 1999, the level of mortgage originations decreased. Commonwealth's mortgage origination activity in 1999 followed a similar pattern to that of the overall industry. For the full year 1999, Commonwealth's mortgage originations totaled $621 million, compared to $1.1 billion in 1998. However, the $369 million originated in the first six months of 1999 was significantly higher than the $252 million originated during the second half of the year.

NET GAIN ON SALE
OF MORTGAGE LOANS
                                                                                $11.7 MILLION
                                                            $10.8 MILLION
                                        $5.0 MILLION
                    $2.1 MILLION
$0.9 MILLION
     1995                1996                1997                1998                1999

COMMONWEALTH HAS ACHIEVED SIGNIFICANT GROWTH IN THE NET GAIN ON SALE OF MORTGAGE LOANS SINCE 1995.

Commonwealth's strategy has been to focus on the retail side of the mortgage origination business. In 1999, retail mortgage originations totaled $447 million, compared to $735 million in 1998. Commonwealth's commitment to this business was underscored in recent years with the acquisition of several loan production offices in Maryland and Virginia. In 1999, the acquired offices generated approximately $178 million of mortgages, or 40% of Commonwealth's retail originations.

Wholesale mortgage originations totaled $174 million in 1999, compared to $376 million in 1998. With respect to wholesale originations, the Company's focus is on smaller mortgage originators using Commonwealth as their primary outlet for product. However, because the wholesale origination business is inherently less relationship driven than retail, volume tends to be more volatile and dependent on market conditions. In light of this, Commonwealth employs a disciplined approach to wholesale pricing driven by economic considerations. It is the Company's expectation that wholesale originations will continue to represent a relatively small portion of overall volume in the future.

Commonwealth's strategy is to sell, on a servicing-released basis, substantially all of the fixed rate loans which conform to Federal National Mortgage Association or Federal Home Loan Mortgage Corporation guidelines. In addition, the Company sells much of its jumbo fixed rate loan originations, while most adjustable rate loans are retained by the Bank. Due primarily to favorable pricing relating to forward delivery contracts with the purchaser of loans sold by Commonwealth, the net gain on sale of mortgage loans increased to $11.7 million in 1999, compared to $10.8 million in 1998.

                                    [PHOTO]

VICE PRESIDENT, AL JONES (LT) AND BANKING OFFICER BRETT LONG (RT) TOUR THE RECENTLY RENOVATED WYOMISSING CLUB, WITH REVEREND RODNEY WELLS (CR), PRESIDENT/CEO OF PHOEBE MINISTRIES. THE WYOMISSING CLUB IS A 58 UNIT AFFORDABLE HOUSING FACILITY FOR SENIOR CITIZENS LOCATED IN READING PENNSYLVANIA. THE BUILDING WAS FORMERLY AN EXCLUSIVE BUSINESS CLUB.

COMMUNITY ACTIVITIES

Commonwealth recognizes that, as a community bank, the performance of the organization is tied directly to the health of the communities it serves. An important aspect of maintaining strong and healthy communities involves having a sufficient quantity of affordable housing available to meet the needs of lower income families. Commonwealth's commitment to facilitating the financing of affordable housing in southeast Pennsylvania was evidenced by its $4.1 million investment in lower income housing projects as of December 31, 1999.

Commonwealth's commitment to the community also includes the support, financial and otherwise, of a number of organizations and community sponsored events, each having a similar goal of making our community a better place to live and work. Among the more meaningful of Commonwealth's 1999 donations and involvements were for the benefit of the Children's Hospital of Philadelphia, the Norristown Chapter of the Salvation Army, Norristown's Elmwood Park Zoo, the Montgomery County Cultural Association, Unity Days 1999, the Lower Providence Community Library, the Phoenixville Area YMCA, the City of Reading's Operation Facelift, and the Police Athletic League of Philadelphia.

DETAILED FINANCIAL HIGHLIGHTS Commonwealth Bancorp, Inc. and Subsidiaries

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

   The following selected consolidated financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein including without limitation the Consolidated Financial Statements.

===========================================================================================================================
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)                         DECEMBER 31,
                                          ---------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA:               1999              1998             1997              1996             1995(10)
---------------------------------------------------------------------------------------------------------------------------
Total assets                               $1,922,396        $2,257,499       $2,268,595       $2,119,961       $1,455,700
Cash, interest-bearing deposits and
     short-term investments                    61,751           106,677           53,938           60,102           50,177
Investment securities                          68,219            34,515           51,326           53,935           46,896
Mortgage-backed securities                    290,954           524,141          735,291          752,707          463,353
Mortgage loans held for sale                   24,005           120,642           37,574           17,335           26,001
Loans receivable, net                       1,361,430         1,338,177        1,260,841        1,113,114          796,735
Intangible assets                              33,048            39,830           45,244           51,220           17,279
Mortgage servicing rights                          --             9,969            8,039            7,677            6,855
Deposit accounts                            1,503,746         1,605,299        1,552,824        1,491,450        1,076,549
FHLB advances                                 127,000           240,500          213,000          175,000          120,614
Other borrowings                              109,076           166,000          246,099          176,674           82,666
Shareholders' equity                          152,365           192,178          214,852          231,924          137,036
Tangible shareholders' equity (1)             119,317           152,348          169,608          180,704          119,757

                                                                          Year ended December 31,
                                          ---------------------------------------------------------------------------------
SELECTED OPERATING DATA:                         1999              1998             1997             1996             1995
---------------------------------------------------------------------------------------------------------------------------
Interest income                            $  140,772       $   158,104      $   155,243      $   127,306     $     97,153
Interest expense                               70,159            87,454           84,855           66,352           49,691
---------------------------------------------------------------------------------------------------------------------------
Net interest income                            70,613            70,650           70,388           60,954           47,462
Provision for loan losses                       4,000             3,500            1,600              601              578
---------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
     loan losses                               66,613            67,150           68,788           60,353           46,884
Net gain on sale of mortgage loans             11,681            10,842            4,993            2,056              939
Other noninterest income                       18,446            16,104           16,582           13,617           11,820
Amortization of intangible assets               4,823             5,413            5,990            4,542            1,598
Noninterest expenses, exclusive of
     amortization of intangible assets         68,441            72,457           60,058           57,365           40,666
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                     23,476            16,226           24,315           14,119           17,379
Income taxes                                    6,808             5,294            7,946            4,781            6,124
---------------------------------------------------------------------------------------------------------------------------
Net income                                 $   16,668       $    10,932         $ 16,369      $     9,338     $     11,255
===========================================================================================================================
Diluted earnings per common share          $     1.32       $      0.73         $   1.02      $      0.72             N/A(2)
===========================================================================================================================
Dividends per share                        $     0.36       $      0.32         $   0.28      $      0.24(3)  $       0.24(3)
===========================================================================================================================

OTHER DATA:
Number of full-service customer facilities (4)     60                60               56                53              36
Number of loan origination offices (5)             10                11               13                 7               7
Loans serviced for others (in millions)    $      234     $       1,357    $       1,304     $       1,340   $       1,264

                                                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------------------------
PERFORMANCE RATIOS: (6)                           1999            1998               1997              1996            1995
---------------------------------------------------------------------------------------------------------------------------
Return on assets                                  0.80%            0.47%             0.73%             0.51%           0.85%
Return on equity                                  9.76%            5.39%             7.56%             4.97%           8.95%
Interest-earning assets to
    interest-bearing liabilities                103.62%          104.99%           106.30%           106.41%         106.20%
Interest rate spread (7)                          3.54%            3.07%             3.11%             3.30%           3.55%
Net interest margin (7)                           3.67%            3.27%             3.36%             3.54%           3.80%
Noninterest expenses, exclusive of
    amortization of intangible
    assets, to assets                             3.28%            3.13%             2.68%             3.11%           3.06%
ASSET QUALITY RATIOS:
Nonperforming assets to total assets at end
    of period (8)                                 0.54%            0.49%             0.42%             0.43%           0.51%
Allowance for loan losses to nonperforming
    loans at end of period                      134.69%           95.78%           100.96%           123.74%         120.86%
Allowance for loan losses to total loans held
    for investment at end of period               0.76%            0.71%             0.71%             0.89%           0.93%
CAPITAL AND OTHER RATIOS:
Equity to assets                                  8.19%            8.75%             9.66%            10.17%           9.46%
Tangible equity to assets at end of period        6.21%            6.75%             7.48%             8.52%           8.23%
Dividend payout ratio (9)                        26.10%           42.05%            26.66%            32.41%          17.14%

(1) Shareholders' equity less intangible assets.
(2) Not applicable, as the Company completed its second-step conversion on June 14, 1996.
(3) Adjusted to reflect the exchange of 2.0775 shares of Company common stock for each share of Bank common stock.
(4) Includes ten, fourteen, seventeen, twenty, and twenty supermarket branch offices at December 31, 1995, 1996, 1997, 1998, and 1999, respectively.
(5) Consists of offices of ComNet Mortgage Services and Homestead Mortgage since 1997.
(6) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods and are annualized where appropriate.
(7) Interest rate spread represents the difference between the taxable equivalent weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income, on a taxable equivalent basis, as a percentage of average interest-earning assets.
(8) Nonperforming assets consist of nonaccrual loans, real estate and other assets acquired through foreclosure or by deed-in-lieu thereof and nonperforming investment securities.
(9) Aggregate dividends divided by net income.
(10) The financial data for periods prior to June 14, 1996 is for Commonwealth Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

     Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). The Bank is a federally chartered stock savings bank, primarily regulated by the Office of Thrift Supervision ("OTS"). The Bank conducts business from its executive offices in Norristown, Pennsylvania and, as of December 31, 1999, 60 full-service branches located in southeast Pennsylvania.

     The Company's results of operations depend primarily on net interest income, which is the difference between interest income on interest-earning assets (principally loans, mortgage-backed securities, and investment securities), and interest expense on interest-bearing liabilities (principally deposits and borrowings). Net interest income is determined by the interest rate spread (the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities) and the relative amount of interest-earning assets and interest-bearing liabilities.

     The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of noninterest income, including deposit fees and related income, servicing fees, net gains or losses relating to the sale of loans, securities and real estate owned, and other revenue; the level of noninterest expense, including compensation and employee benefits, occupancy and office expense, amortization of intangible assets and other expense; and income tax expense.

     The Company's strategy is based on the expansion and strengthening of its banking franchise in southeast Pennsylvania. In this regard, the Company's focus has been directed toward building a full-service institution, emphasizing localized decision-making and superior customer service. As part of this strategy, Commonwealth has developed a wide variety of products and services which meet the needs of its retail and commercial customer base. The Company generally has sought to achieve long-term financial strength by increasing the amount and stability of its net interest income and noninterest income, while limiting growth in operating expense. In pursuit of these goals, Commonwealth has adopted a number of complementary business strategies, including growth of the retail branch network through de novo supermarket branching and acquisitions of traditional branches; increased focus on consumer lending and commercial banking; controlled growth of the mortgage banking business; maintenance of excellent asset quality and strong capital levels; and prudent management of interest rate risk.

     ComNet Mortgage Services ("ComNet"), a division of the Bank, also located in Norristown, conducts business through ten loan origination offices as of December 31, 1999. In addition to ComNet's offices located in Pennsylvania, Maryland, New Jersey, and Virginia, ComNet also operates under the trade name of Homestead Mortgage in Maryland and conducts business through its wholesale network, which includes correspondents in 18 states.

ACQUISITIONS AND DIVESTITURES

     In January of 2000, the Company completed the acquisition of certain business interests of the Tyler Group ("Tyler"). Tyler offers financial planning and investment advisory services to individuals and small businesses in Southeast Pennsylvania. Its products and services will be marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a newly formed subsidiary of Commonwealth Bank.

     During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its existing $1.0 billion Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") mortgage servicing portfolio to National City Mortgage Co. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

     On June 28, 1999, Commonwealth Bank completed the sale of two branches in Lebanon County, Pennsylvania to another financial institution, resulting in a pre-tax gain of $1.0 million in the second quarter of 1999. As of June 28, 1999, the two branches had $37 million of combined deposits and $11 million of consumer and commercial loans.

     On March 31, 1998, Commonwealth Bank acquired a Virginia mortgage production office of Edmunds Financial Corporation d/b/a Service First Mortgage. Under the terms of the transaction, this operation conducts business under the ComNet Mortgage Services name.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

CHANGES IN FINANCIAL CONDITION

   GENERAL. Total assets were $1.9 billion at December 31, 1999, compared to $2.3 billion at December 31, 1998. During 1999, decreases in the Company's mortgage-backed securities, mortgage loans held for sale, cash, interest-bearing deposits, short-term investments, and mortgage servicing rights were offset, in part, by an increase in investment securities and loans receivable.

   Total liabilities were $1.8 billion at December 31, 1999, compared to $2.1 billion at December 31, 1998. The decrease during 1999 was primarily attributable to a decrease in notes payable and other borrowings, deposits, and advances from borrowers for taxes and insurance.

   Shareholders' equity was $152 million as of December 31, 1999, compared to $192 million at December 31, 1998. This $40 million, or 21%, decrease was primarily the result of the $51 million purchase of 2.9 million shares of treasury stock offset, in part, by a $12 million increase in retained earnings.

   CASH, INTEREST-BEARING DEPOSITS, AND SHORT-TERM INVESTMENTS ("CASH AND CASH EQUIVALENTS"). Cash and cash equivalents decreased by $45 million, or 42%, from $107 million at December 31, 1998, to $62 million at December 31, 1999.

   MORTGAGE LOANS HELD FOR SALE. Mortgage loans held for sale decreased by $97 million, or 80%, from $121 million at December 31, 1998, to $24 million at December 31, 1999. The decrease was attributable to a decrease in loans originated during the fourth quarter of 1999, compared to the fourth quarter of 1998, primarily as a result of higher market interest rates and a reduction in loan refinancing.

   INVESTMENT SECURITIES. Investment securities increased by $34 million, or 98%, from $35 million at December 31, 1998, to $68 million at December 31, 1999. The increase was primarily attributable to increases in highly rated short-term corporate bonds, mortgage related mutual funds, and an equity investment. These increases were offset, in part, by the maturity of U.S. Treasury and U.S. Government agency securities. The increase in investment securities between December 31, 1998 and December 31, 1999, coupled with a decrease in mortgage-backed securities during the same time period, was part of a strategy to increase the liquidity and shorten the average life of the Company's combined investment and mortgage-backed securities portfolios.

   During 1999, the Company realized a $0.3 million loss on the sale of mortgage related mutual funds and corporate bonds. During 1998, the Company realized a $1.0 million gain on the sale of equity investments and a mortgage related mutual fund. The proceeds from Commonwealth's 1999 sale of corporate bonds and mortgage related mutual funds were used to repurchase treasury stock and repay notes payable and other borrowings.

   All investment securities are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. The net unrealized loss on available for sale investment securities was $0.1 million at December 31, 1999, compared to a $0.1 million net unrealized gain at December 31, 1998.

   MORTGAGE-BACKED SECURITIES. Mortgage-backed securities decreased by $233 million, or 44%, from $524 million at December 31, 1998, to $291 million at December 31, 1999. The decrease in mortgage-backed securities during 1999 was primarily related to repayments and prepayments.

   The decrease in mortgage-backed securities between December 31, 1998 and December 31, 1999, coupled with an increase in investment securities during the same time period, was part of a strategy to increase the liquidity and shorten the average life of the Company's combined investment and mortgage-backed securities portfolios.

   Mortgage-backed securities classified as held to maturity are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method. Mortgage-backed securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity.

   Mortgage-backed securities classified as held to maturity totaled $94 million at year-end 1999, compared to $132 million at year-end 1998. Mortgage-backed securities classified as available for sale totaled $197 million at December 31, 1999, compared to $392 million at December 31, 1998. The net unrealized loss on available for sale mortgage-backed securities was $4.8 million at year-end 1999, compared to a net unrealized gain of $3.7 million at year-end 1998.

   At December 31, 1999 and December 31, 1998, $199 million, or 68%, and $310 million, or 59%, respectively, of the Company's mortgage-backed securities were insured or guaranteed by the Government National Mortgage Association ("GNMA"), the FHLMC, or the FNMA. As part of its investment policy, the Company also has the ability to invest in private mortgage-backed securities. These non-federally insured mortgage-backed securities, which are generally rated AA or better, yield a higher rate of return and involve a higher risk of loss than comparable mortgage-backed securities issued by the GNMA, FHLMC, or the FNMA. At December 31, 1999 and December 31, 1998, $92 million, or 32%, and $215 million, or 41%, respectively, of the Company's mortgage-backed securities were private mortgage-backed securities.

   LOANS RECEIVABLE. Loans receivable, net of reserves, deferred loan fees, and unamortized premiums and unaccreted discounts, increased by $23 million, or 2%, during 1999, to $1.4 billion at December 31, 1999. The increase was primarily attributable to growth in consumer and commercial loans offset, in part, by a decrease in residential mortgage loans. The consumer and commercial loan growth was impacted by the sale of two branches, with loans totaling $11 million, to another financial institution on June 28, 1999.

   Residential mortgage loans totaled $861 million at December 31, 1999, a decrease of $109 million, or 11%, compared to December 31, 1998. Total mortgage loans originated and purchased for the year ended December 31, 1999, decreased by $491 million, or 44%, from $1,111 million for the year ended December 31, 1998, to $621 million for year ended December 31, 1999. The $491 million decrease in mortgage originations was primarily due to higher market interest rates and a reduction in loan refinancing. Originations relating to Commonwealth's retail network totaled $447 million during the year ended December 31, 1999, a decrease of 39% compared to $735 million for the year ended December 31, 1998. Commonwealth's Wholesale Lending Department originates loans through a network of correspondent brokers in 18 states. All loans are underwritten using the same criteria as those used for retail originations. Originations relating to Commonwealth's wholesale network totaled $174 million during the year ended December 31, 1999, decrease of 54% compared to $376 million for the year ended December 31, 1998.

   Consumer loans increased by $82 million, or 34%, from $240 million at December 31, 1998, to $322 million at December 31, 1999. At December 31, 1999, consumer loans represented 23% of the Company's loan portfolio and were comprised of $30 million of equity lines of credit, $185 million of second mortgage loans, $61 million of recreational vehicle loans, and $45 million of other consumer loans. At December 31, 1998, consumer loans represented 18% of total loans and were comprised of $35 million of equity lines of credit, $126 million of second mortgage loans, $40 million of recreational vehicle loans, and $39 million of other consumer loans. Consumer loans are generally considered to have greater risk that residential mortgage loans because the risk of borrower default is greater. In addition, certain consumer loans are unsecured or involve collateral which is more likely to decline in value than single family residences.

   As of December 31, 1999, commercial loans totaled $190 million, or 14%, of the Company's total loan portfolio, as compared to $139 million, or 10%, at December 31, 1998. At December 31, 1999, commercial loans were comprised of $66 million of commercial real estate loans, $113 million of business loans, and $11 million of loans guaranteed by the Small Business Administration ("SBA"). At December 31, 1998, commercial loans were comprised of $45 million of commercial real estate loans, $79 million of business loans, and $14 million of SBA loans. Commercial loans are generally considered to have greater risk than residential mortgage loans because the risk of borrower default is greater, and the collateral is more likely to decline in value and may be more difficult to liquidate than single-family residences.

   The increases in consumer and commercial loans and the decrease in mortgage loans during 1999 were in line with the Company's strategy to shift its business mix from that of a traditional thrift institution to one more representative of a community bank.

   NONPERFORMING ASSETS. The Company's nonperforming assets, which primarily consist of nonaccrual loans, an equity investment in a mortgage servicing partnership, and real estate acquired through foreclosure, decreased by $0.7 million, or 6%, from $11.1 million at December 31, 1998, to $10.4 million at December 31, 1999. At December 31, 1999, the Company's $10.4 million of nonperforming assets amounted to 0.54% of total assets. At December 31, 1998, the Company's $11.1 million of nonperforming assets amounted to 0.49% of total assets.

   ALLOWANCE FOR LOAN LOSSES. The Company's allowance forloan losses amounted to $10.5 million at December 31, 1999, compared to $9.6 million at December 31, 1998.

   It is management's policy to maintain an allowance for estimated loan losses based upon probable inherent losses which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. At December 31, 1999, the Company's allowance for loan losses amounted to 135% of total nonperforming loans and 0.76% of total loans held for investment, as compared to 96% of total nonperforming loans and 0.71% of total loans held for investment at December 31, 1998. The Company utilizes these percentages as only one of the

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

factors in assessing the adequacy of the allowance for loan losses at various points in time.

   Over the past several years, Commonwealth has diversified its lending efforts and increased its emphasis on providing its customers with consumer and commercial loans. As a result of the increased risk inherent in these loan products, management will continue to evaluate its loan portfolio and record additional loan loss reserves as deemed necessary.

   The provision for loan losses totaled $4.0 million and $3.5 million for the years 1999 and 1998, respectively. For 1999, net credit losses totaled $3.1 million, or 0.23% of average loans, compared to $2.9 million, or 0.21%, in 1998.

   INTANGIBLE ASSETS. Intangible assets, which are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"), were recorded in connection with the acquisition of twelve former Meridian branches in 1996 (the "Berks Acquisition") and the acquisition of four former Fidelity Federal branches in 1995 (the "Fidelity Federal Acquisition"). On June 28, 1999, Commonwealth sold two of the former Meridian branches, which resulted in a $1.4 million and $0.6 million reduction in Goodwill (Berks Acquisition) and CDI (Berks Acquisition), respectively. The CDI relating to the Berks Acquisition is being amortized on an accelerated basis over approximately 7 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

   The following is a summary of intangible assets as of December 31, 1999 and 1998:

============================================================
                                          DECEMBER 31,
                                    ------------------------
(IN THOUSANDS)                        1999           1998
------------------------------------------------------------
Goodwill (Berks Acquisition)        $16,010        $19,141
CDI (Berks Acquisition)               6,009          8,260
Goodwill (Fidelity Federal)           9,187         10,257
CDI (Fidelity Federal)                1,842          2,172
------------------------------------------------------------
Total                               $33,048        $39,830
============================================================

   MORTGAGE SERVICING RIGHTS. During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its existing $1.0 billion FHLMC and FNMA mortgage servicing portfolio to National City Mortgage Co. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

   Prior to 1999, the Company acquired mortgage servicing rights through the purchase and origination of mortgage loans which were sold or securitized, on either a servicing retained or servicing released basis. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," required the Company to allocate the total cost of the mortgage loans between the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company was required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment was recognized through a valuation allowance.

   At December 31, 1999, Commonwealth's mortgage servicing portfolio was $1.1 billion, a decrease of 55% compared to $2.4 billion at December 31, 1998. At December 31, 1999, $0.2 billion was servicing of third party loans, which was primarily related to current mortgage production awaiting transfer to the ultimate servicer, and $0.9 billion was servicing of mortgages held by the Company. At December 31, 1998, $1.4 billion was servicing of third party loans and $1.0 billion was servicing of mortgages held by the Company. At December 31, 1999, capitalized mortgage servicing rights were zero, compared to $10 million at December 31, 1998. The $1.3 billion reduction in the mortgage servicing portfolio and the $10 million reduction in mortgage servicing rights was primarily related to the sold portfolios. The following table sets forth an analysis of the activity in the Company's mortgage servicing rights ("MSRs") during the periods indicated.

============================================================
                                  CARRYING VALUE OF MSRs
                               -----------------------------
                                  YEAR ENDED DECEMBER 31,
                               -----------------------------
(IN THOUSANDS)                   1999      1998        1997
------------------------------------------------------------
Balance, beginning of period   $9,969    $8,039      $7,677
Additions                          --     6,825       1,738
Amortization/Paydown             (432)   (2,202)     (1,286)
Sales (1)                      (9,537)   (2,693)        (90)
------------------------------------------------------------
Balance, end of period         $   --    $9,969      $8,039
============================================================

(1) Includes $8.9 million related to the sale of substantially all of the Company's third party mortgage servicing portfolio in the third quarter of 1999.

   DEPOSITS. With respect to deposits, the Company's strategy is to emphasize growth in relatively low-cost core deposits (demand, money market, and savings deposits) through its retail and commercial banking activities, while deemphasizing growth of relatively high-cost certificates of deposit. Deposits decreased by $102 million, or 6%, to $1.5 billion at December 31, 1999, primarily related to a decrease in certificates of deposit; the sale of two branches, with combined deposits of $37 million, to another financial institution on June 28, 1999; a reduction in principal and interest escrows established pursuant to loan servicing agreements and outstanding mortgage settlement checks. The principal and interest escrow decrease was primarily related to the sale of the $1.0 billion FHLMC and FNMA mortgage servicing portfolio in the third quarter of 1999. These decreases were offset, in part, by an increase in demand and money market deposits.

   BORROWINGS. The Company's borrowings consist primarily of advances from the Federal Home Loan Bank ("FHLB") and securities sold under agreements to repurchase. FHLB advances decreased by $114 million, or 47%, to $127 million at December 31, 1999, from $241 million at December 31, 1998. Repurchase agreements decreased by $66 million, or 40%, to $100 million at December 31, 1999, from $166 million at December 31, 1998. These decreases were offset, in part, by a $9 million increase in the Company's commercial repurchase product, which was introduced during the first quarter of 1999. The Company's borrowings are used to fund lending and investment activities, withdrawals from deposit accounts, and other disbursements which occur in the normal course of business.

   ADVANCES FROM BORROWERS FOR TAXES AND INSURANCE. Advances from borrowers for taxes and insurance decreased by $20 million, or 68%, to $9 million at December 31, 1999, from $29 million at December 31, 1998. The decrease was primarily related to the sale of the $1.0 billion FHLMC and FNMA mortgage servicing portfolio in the third quarter of 1999.

   ACCRUED INTEREST PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES ("OTHER LIABILITIES"). Other liabilities decreased by $4 million, or 15%, to $21 million at December 31, 1999, from $25 million at December 31, 1998.

   SHAREHOLDERS' EQUITY. At December 31, 1999, shareholders' equity equaled $152 million, compared to $192 million at December 31, 1998. This $40 million, or 21%, decrease was primarily the result of the $51 million purchase of 2.9 million shares of treasury stock offset, in part, by a $12 million increase in retained earnings during 1999. The $12 million increase in retained earnings was the result of earnings of $17 million offset, in part, by cash dividends of $4 million for the year ended December 31, 1999. The repurchased shares were held as treasury stock as of December 31, 1999, and are reserved for general corporate purposes and/or issuance pursuant to the Company's stock option plans. At December 31, 1999, shareholders' equity represented 7.9% of assets, compared to 8.5% at December 31, 1998. The Bank's core and risk-based capital ratios were 6.4% and 11.3%, respectively, at December 31, 1999, compared to 5.9% and 11.6%, respectively, at December 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

     The following table sets forth, for the periods indicated, information regarding (i) the total amount of interest income from interest-earning assets and the resultant average yields; (ii) the total amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

                                                     YEAR ENDED DECEMBER 31,
                                                               1999
------------------------------------------------------------------------------------
                                                                             AVERAGE
                                               AVERAGE                        YIELD/
(DOLLARS IN THOUSANDS)                         BALANCE        INTEREST         RATE
------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans                             $   936,997     $  67,300        7.18%
  Consumer loans                                 277,545        24,674        8.89
  Commercial loans                               158,356        13,602        8.59
                                              ----------      --------
Total loans receivable                         1,372,898       105,576        7.69
                                              ----------      --------
Mortgage-backed securities                       383,149        25,467        6.65
Investment securities                            123,513         6,357        5.15
Other earning assets                              53,450         3,633        6.80
                                              ----------      --------
Total interest-earning assets                  1,933,010       141,033        7.30
                                                              --------
Noninterest-earning assets                       151,669
                                              ----------
  Total assets                               $ 2,084,679
                                              ==========


Interest-bearing liabilities:
  Deposits:
    Demand deposits                          $   728,991        17,078        2.34
    Savings deposits                             227,423         5,046        2.22
    Certificates of deposit                      609,574        30,865        5.06
                                              ----------      --------
     Total deposits                            1,565,988        52,989        3.38
                                              ----------      --------
    Total borrowings                             299,455        17,170        5.73
                                              ----------      --------
     Total interest-bearing liabilities        1,865,443     $  70,159        3.76
                                                              --------
Noninterest-bearing liabilities                   48,440
                                              ----------
     Total liabilities                         1,913,883
Shareholders' equity                             170,796
                                              ----------
     Total liabilities and equity            $ 2,084,679
                                              ==========
Yield on interest earning assets                                              7.30%
                                                                              =====
Cost of supporting funds                                                      3.63%
                                                                              =====
Net interest margin:

      Taxable equivalent basis                               $  70,874        3.67%
                                                              ========        =====
      Without taxable equivalent adjustments                 $  70,613        3.65%
                                                              ========        =====


                                                      YEAR ENDED DECEMBER 31,
                                                               1998
------------------------------------------------------------------------------------
                                                                             AVERAGE
                                               AVERAGE                        YIELD/
(DOLLARS IN THOUSANDS)                         BALANCE        INTEREST         RATE
------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans                             $ 1,066,998     $  76,714        7.19%
  Consumer loans                                 219,076        19,735        9.01
  Commercial loans                               121,697        10,378        8.53
                                              ----------      --------
Total loans receivable                         1,407,771       106,827        7.59
                                              ----------      --------
Mortgage-backed securities                       683,522        46,360        6.78
Investment securities                             42,525         2,313        5.44
Other earning assets                              26,023         2,604       10.01
                                              ----------      --------
Total interest-earning assets                  2,159,841       158,104        7.32
                                                              --------
Noninterest-earning assets                       156,845
                                              ----------
  Total assets                               $ 2,316,686
                                              ==========


Interest-bearing liabilities:
  Deposits:
    Demand deposits                          $   631,088        15,203        2.41
    Savings deposits                             227,618         5,070        2.23
    Certificates of deposit                      707,858        38,673        5.46
                                              ----------      --------
     Total deposits                            1,566,564        58,946        3.76
                                              ----------      --------
    Total borrowings                             490,633        28,508        5.81
                                              ----------      --------
     Total interest-bearing liabilities        2,057,197     $  87,454        4.25
                                                              --------
Noninterest-bearing liabilities                   56,762
                                              ----------
     Total liabilities                         2,113,959
Shareholders' equity                             202,727
                                              ----------
     Total liabilities and equity            $ 2,316,686
                                              ==========
Yield on interest earning assets                                              7.32%
                                                                              =====
Cost of supporting funds                                                      4.05%
                                                                              =====
Net interest margin:
    Taxable equivalent basis                                 $  70,650        3.27%
                                                              ========        =====
    Without taxable equivalent adjustments                   $  70,650        3.27%
                                                              ========        =====


                                                       YEAR ENDED DECEMBER 31,
                                                                1997
------------------------------------------------------------------------------------
                                                                             AVERAGE
                                               AVERAGE                        YIELD/
(DOLLARS IN THOUSANDS)                         BALANCE        INTEREST         RATE
------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans                             $   934,539     $  69,504        7.44%
  Consumer loans                                 177,872        15,982        8.99
  Commercial loans                               104,522         8,699        8.32
                                              ----------      --------
Total loans receivable                         1,216,933        94,185        7.74
                                              ----------      --------
Mortgage-backed securities                       791,245        54,887        6.94
Investment securities                             64,742         4,031        6.23
Other earning assets                              23,521         2,140        9.10
                                              ----------      --------
Total interest-earning assets                  2,096,441       155,243        7.41
                                                              --------
Noninterest-earning assets                       145,222
                                              ----------
  Total assets                               $ 2,241,663
                                              ==========


Interest-bearing liabilities:
  Deposits:
    Demand deposits                          $   550,236        13,616        2.47
    Savings deposits                             245,813         5,494        2.24
    Certificates of deposit                      722,278        39,450        5.46
                                              ----------      --------
     Total deposits                            1,518,327        58,560        3.86
                                              ----------      --------
    Total borrowings                             453,901        26,295        5.79
                                              ----------      --------
     Total interest-bearing liabilities        1,972,228     $  84,855        4.30
                                                              --------
Noninterest-bearing liabilities                   52,792
                                              ----------
     Total liabilities                         2,025,020
Shareholders' equity                             216,643
                                              ----------
     Total liabilities and equity            $ 2,241,663
                                              ==========
Yield on interest earning assets                                              7.41%
                                                                              =====
Cost of supporting funds                                                      4.05%
                                                                              =====
Net interest margin:
    Taxable equivalent basis                                 $  70,388        3.36%
                                                              ========        =====
    Without taxable equivalent adjustments                   $  70,388        3.36%
                                                              ========        =====

     Note : Interest and yields were calculated on a taxable equivalent basis, using a 35% tax rate and the actual number of days in the periods.
     Loan fees, as well as nonaccrual loans and their related income effect, have been included in the calculation of average interest yields/rates.

RATE/VOLUME ANALYSIS

     The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on net interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on net interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

                                                    1999 COMPARED TO 1998                     1998 COMPARED TO 1997
                                                 INCREASE (DECREASE) DUE TO                INCREASE (DECREASE) DUE TO
---------------------------------------------------------------------------------------------------------------------------
                                                                          TOTAL NET                               TOTAL NET
                                                                  RATE/   INCREASE                        RATE/   INCREASE
(IN THOUSANDS)                               RATE      VOLUME    VOLUME  (DECREASE)    RATE     VOLUME   VOLUME  (DECREASE)
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
Loans receivable:
  Mortgage loans                          $   (77)   $ (9,346)  $     9   $ (9,414)  $(2,313)  $  9,852   $(328)  $  7,211
  Consumer loans                             (259)      5,267       (69)     4,939        41      3,703      10      3,754
  Commercial loans                             75       3,126        23      3,224       214      1,430      35      1,679
---------------------------------------------------------------------------------------------------------------------------
    Total loans receivable                   (261)       (953)      (37)    (1,251)   (2,058)    14,985    (283)    12,644
Mortgage-backed securities                   (928)    (20,373)      408)   (20,893)   (1,221)    (7,472)    166     (8,527)
Investment securities                        (124)      4,405      (237)     4,044      (510)    (1,382)    175     (1,717)
Other earning assets                         (835)      2,744      (880)     1,029       214        229      23        466
---------------------------------------------------------------------------------------------------------------------------
Total net change in income on interest-
 earning assets                            (2,148)    (14,177)     (746)   (17,071)   (3,575)     6,360      81      2,866


Interest-bearing liabilities
 Deposits:
   Demand deposits                           (419)      2,359       (65)     1,875      (361)     2,002     (53)     1,588
   Savings deposits                           (20)         (4)       --        (24)      (19)      (406)      1       (424)
   Certificates of deposit                 (2,832)     (5,369)      393     (7,808)       11       (787)     --       (776)
---------------------------------------------------------------------------------------------------------------------------
     Total deposits                        (3,271)     (3,014)      328     (5,957)     (369)       809     (52)       388
Borrowings                                   (376)    (11,109)      147    (11,338)       79      2,131       6      2,216
---------------------------------------------------------------------------------------------------------------------------
Total net change in expense on interest-
   bearing liabilities                     (3,647)    (14,123)      475    (17,295)     (290)     2,940     (46)     2,604
---------------------------------------------------------------------------------------------------------------------------
Net change in net interest income         $ 1,499    $    (54)  $(1,221)  $    224   $(3,285)  $  3,420   $ 127   $    262
===========================================================================================================================

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,
1999 AND 1998

    GENERAL. Net income for 1999 was $16.7 million, or $1.32 per common share on a diluted basis, compared to $10.9 million, or $0.73 per common share on a diluted basis, for 1998. The results for 1999 and 1998 included a number of significant factors which affected the comparability of the reported results, including the following:

                                                                                          FOR THE YEAR ENDED DECEMBER 31,
(IN MILLIONS)                                                                       1999 AFTER-TAX           1998 AFTER-TAX
---------------------------------------------------------------------------------------------------------------------------
Reported net income                                                                      $16.7                      $10.9
Net gain on sale of mortgage servicing rights                                              1.2                         --
Charge primarily relating to computer hardware/software upgrades                          (0.4)                        --
(Loss)/gain on sale of securities                                                         (0.2)                       0.6
Gain on sale of two branches                                                               0.7                         --
Charge involving assets acquired in a 1996 branch acquisition                             (0.3)                        --
Charge relating to an equity investment                                                     --                       (2.4)
Other                                                                                       --                       (0.2)
---------------------------------------------------------------------------------------------------------------------------
Adjusted net income                                                                      $15.7                      $12.9
---------------------------------------------------------------------------------------------------------------------------

Exclusive of the above items, net income for 1999 would have been $15.7 million, or $1.25 per common share on a diluted basis, compared to $12.9 million, or $0.86 per common share on a diluted basis, for 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

    NET INTEREST INCOME. Net interest income was $70.6 million for 1999, compared to $70.7 million for 1998. Compared to 1998, net interest income in 1999 reflected a decrease in average interest earning assets offset by a higher net interest margin.

    Average interest-earning assets totaled $1.9 billion for 1999, compared to $2.2 billion for 1998. The decrease in average interest-earning assets was due primarily to a $301 million decrease in the Company's mortgage-backed securities portfolio, from $684 million in 1998 to $383 million in 1999.

    Average loans were $1.4 billion in 1999 and 1998. Compared to 1998, average mortgage loans decreased 12% to $937 million, average consumer loans increased 27% to $278 million, and average commercial loans increased 30% to $158 million in 1999. Average loans represented 88% of average deposits for 1999, compared to 90% for 1998.

    For 1999, the net interest margin on a fully taxable equivalent basis was 3.67%, versus 3.27% in 1998. The increase was primarily attributable to a 0.49% decrease in the cost of interest-bearing liabilities. The decrease in the cost of interest-bearing liabilities, relative to 1998, was primarily related to a reduction in the average cost of certificates of deposit, which decreased from 5.46% for 1998 to 5.06% for 1999. Also contributing to the decrease in the cost of interest-bearing liabilities was a favorable change in funding mix, involving an increase in lower costing demand and money market deposits, and a decrease in higher costing certificates and wholesale borrowings.

    PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $4.0 million in 1999, compared to $3.5 million in 1998. For 1999, net credit losses totaled $3.1 million, or 0.23% of average loans, compared to $2.9 million, or 0.21%, in 1998.

    At December 31, 1999, the allowance for loan losses totaled $10.5 million, or 0.76% of loans and 135% of nonperforming loans, compared to $9.6 million, or 0.71% of loans and 96% of nonperforming loans at December 31, 1998.

    At December 31, 1999, nonperforming loans totaled $7.8 million, or 0.57% of loans, while nonperforming assets totaled $10.4 million, or 0.54% of assets. At December 31, 1998, nonperforming loans totaled $10.0 million, or 0.74% of loans, while nonperforming assets totaled $11.1 million, or 0.49% of assets.

    NONINTEREST INCOME. Noninterest income was $30.1 million for 1999, compared to $26.9 million for 1998. The increase primarily reflected a $1.6 million net gain on sale on mortgage servicing rights during the third quarter of 1999 and a $1.3 million increase in deposit fees and related income. The latter increase was primarily attributable to an increase in transaction accounts. Also impacting the comparison was a $1.0 million gain on the sale of two branches in Lebanon County, Pennsylvania during the second quarter of 1999 and a $0.8 million increase in the net gain on sale of mortgage loans. The latter was primarily attributable to favorable pricing on forward delivery contracts with the ultimate servicer. These increases were offset, in part, by a $1.2 million decrease in the net gain on sale of securities and a $0.3 million decrease in servicing fees. The decrease in servicing fees was attributable to the sale of mortgage servicing rights during the third quarter of 1999.

    NONINTEREST EXPENSE. Noninterest expense was $73.3 million for 1999, compared to $77.9 million for 1998. The decrease was primarily attributable to a $3.5 million charge during 1998 relating to an equity investment in a mortgage servicing partnership. In addition, the decrease was also attributable to reduced mortgage banking expenses, including a $0.9 million decrease in commissions on mortgage originations given the substantial decrease in production. Also contributing to the decrease was a $0.6 million reduction in the amortization of intangible assets and a $0.4 million decrease in advertising and promotion expense. These decreases were partially offset by higher expenses relating to an increase in transaction accounts. Also partially offsetting these decreases were a $0.6 million charge during the third quarter of 1999, primarily relating to computer hardware and software upgrades, and a $0.5 million nonrecurring charge in the second quarter of 1999, relating to certain assets acquired in the 1996 acquisition of 12 branches in Lebanon and Berks Counties, Pennsylvania.

    INCOME TAXES. Provision for income taxes was $6.8 million, or 29% of income before income taxes in 1999, compared to $5.3 million, or 33%, in 1998.
The decrease in the tax rate in 1999, relative to 1998, was primarily attributable to historic and low income housing tax credits. As of December 31, 1999, the Company had a deferred tax asset of $7.5 million, which was net of a valuation allowance of $1.2 million. As of December 31, 1998, the Company had a deferred tax asset of $2.5 million, which was net of a valuation allowance of $1.4 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE
YEARS ENDED DECEMBER 31, 1998 AND 1997

    GENERAL. Net income was $10.9 million, or $0.73 per common share on a diluted basis for 1998, compared to $16.4 million, or $1.02 per common share, for 1997. The decrease in net income for 1998, relative to 1997, was primarily due to increases in operating expenses and provision for loan losses, offset, in part, by higher noninterest income and net interest income.

    NET INTEREST INCOME. Net interest income was $70.7 million for 1998, versus $70.4 million in 1997. Interest income increased by 2%, to $158.1 million for 1998, compared to $155.2 million in 1997. Interest expense increased by 3%, to $87.5 million for 1998, compared to $84.9 million in 1997.

    Average interest-earning assets totaled $2.2 billion for 1998, compared to $2.1 billion for 1997. Compared to 1997, average mortgage loans increased 14% to $1,067 million, average consumer loans increased 23% to $219 million, and average commercial loans increased 16% to $122 million in 1998. Average loans represented 90% of average deposits for 1998, compared to 80% for 1997.

    For 1998, the net interest margin was 3.27%, down somewhat from 3.36% in 1997. The decrease was primarily attributable to a 0.09% reduction in the yield on interest-earning assets for 1998, relative to 1997, which was primarily related to lower market interest rates.

    PROVISION FOR LOAN LOSSES. Provision for loan losses totaled $3.5 million for the year ended December 31, 1998, compared to $1.6 million in 1997. For 1998, net credit losses totaled $2.9 million, or 0.21% of average loans, compared to $2.5 million, or 0.22%, in 1997.

    At December 31, 1998, the allowance for loan losses totaled $9.6 million, or 0.71% of loans and 96% of nonperforming loans, compared to $9.0 million, or 0.71% of loans and 101% of nonperforming loans at December 31, 1997.

    At December 31, 1998, nonperforming loans totaled $10.0 million, or 0.74% of loans, while nonperforming assets totaled $11.1 million, or 0.49% of assets. At December 31, 1997, nonperforming loans totaled $8.9 million, or 0.70% of total loans, while nonperforming assets totaled $9.6 million, or 0.42% of total assets.

    NONINTEREST INCOME. Noninterest income was $26.9 million for 1998, compared to $21.6 million in 1997. The increase reflected a $5.8 million increase in the net gain on sale of mortgage loans and a $1.6 million increase in deposit fees. The increase in the net gain on sale of mortgage loans was attributable to sharply higher mortgage origination volume, which totaled $1,111 million for the full year 1998, versus $585 million for the full year 1997. The increase in deposit fees was primarily attributable to growth in retail banking, expansion of Commonwealth's commercial banking activities, and increased ATM fees. Also contributing to the increase in noninterest income for the full year 1998 was a $0.6 million increase in the net gain on the sale of securities and a $0.7 million increase in the cash surrender value of an investment in an insurance product. These increases were partially offset by the effect of a $1.6 million net gain on the sale of the Company's previous headquarters building and the sale of a branch property in the first quarter of 1997, and a $1.6 million decrease in servicing fees for the full year 1998. The decrease in servicing fees was primarily attributable to an increase in the amortization of mortgage servicing rights due to prepayments in the mortgage servicing portfolio, and to the run-off of more favorably priced historical mortgage servicing rights.

    NONINTEREST EXPENSE. Noninterest expense was $77.9 million for 1998, compared to $66.0 million for 1997. The increase was primarily attributable to higher commission expenses relating to growth in mortgage originations, as well as an increase in legal expense and an increase in expenses relating to supermarket banking and commercial banking. In addition, the increase was attributable to a $3.5 million valuation adjustment relating to an equity investment in a mortgage servicing partnership which experienced significant prepayments in its mortgage servicing portfolio during 1998. The increase in noninterest expense was also due to the $0.4 million reversal of the Bank's pension liability, and the $0.4 million reversal of a liability relating to a contract with the Company's data processing provider during the second quarter of 1997, as well as a $0.2 million refund of prior year FDIC premiums received in the first quarter of 1997. Partially offsetting these increases was a $0.6 million decrease in the amortization of intangible assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

    INCOME TAXES. Provision for income taxes was $5.3 million, or 33% of income before income taxes in 1998, compared to $7.9 million, or 33%, in 1997. As of December 31, 1998, the Company had a deferred tax asset of $2.5 million, which was net of a valuation allowance of $1.4 million. As of December 31, 1997, the Company had a deferred tax asset of $0.5 million, which was net of a valuation allowance of $1.5 million.

ASSET AND LIABILITY MANAGEMENT

    The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when interest-rate sensitive assets exceed interest-rate sensitive liabilities, and is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect.

    As of December 31, 1999, the Company had a negative gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive liabilities exceeded its interest-rate-sensitive assets. In a rising rate environment, liabilities would reprice faster at higher interest rates, thereby decreasing net interest income. In a falling rate environment, liabilities would reprice faster at lower interest rates, thereby increasing net interest income.

    Asset and liability management policy is established and implemented by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors at least annually. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives and its analysis of market and economic conditions.

    The Company's analysis of the gap between its interest-earning assets and interest-bearing liabilities within specified periods includes the effects of certain hedging techniques which are used by the Company to manage interest rate risk. The techniques which are used by the Company for this purpose include interest-rate swap agreements and interest-rate cap agreements.

    Interest-rate swaps are contractual agreements pursuant to which the parties exchange interest payments on a specified principal amount (referred to as the "notional amount") for a specified period, without the exchange of the underlying principal amount. Interest-rate caps are contractual agreements pursuant to which the seller of the cap agrees to pay the buyer the difference between the actual interest rate and the strike rate set forth in the contract if the actual interest rate is higher than the strike rate.

    The Company generally uses interest-rate swaps and caps to effectively fix the cost of short-term funding sources which are used to purchase interest-earning assets with longer effective maturities, such as mortgage-backed securities and jumbo fixed-rate residential mortgage loans which do not meet the criteria for sale to the FNMA or the FHLMC in the secondary market. Such agreements reduce the impact of increases in interest rates by preventing the Company from having to replace funding sources at a higher cost prior to the time that the interest-earning assets, which were acquired with such sources, mature or reprice.

    The net effect of the Company's interest-rate swaps and caps was to increase the Company's interest expense by $0.3 million in 1999 and decrease it by $0.1 million in 1998.

   There were no interest-rate swap agreements at December 31, 1999. The following table sets forth the Company's interest-rate cap agreements as of December 31, 1999.

INTEREST-RATE                          DECEMBER 31, 1999
CAP AGREEMENTS:                         INTEREST RATES
                                    -----------------------
                    NOTIONAL                        INDEX
MATURITY        PRINCIPAL AMOUNT    STRIKE RATE     RATE
-----------------------------------------------------------
(dollars in thousands)
05/12/00            $50,000            6.82%         6.07%
09/22/00             15,000            6.72%         6.16%
                     ------
Total               $65,000            6.79(1)       6.09(1)
                     ======

(1) Reflects weighted average rates at December 31, 1999.

The Company's strategies to manage interest rate risk include (i) increasing the interest sensitivity of its single-family residential loan portfolio through one, three, and five-year adjustable-rate loan programs, (ii) diversifying into other types of lending, which consist primarily of short-term and adjustable rate consumer and commercial loans, (iii) maintaining a high level of investments with maturities of five years or less, (iv) promoting stable demand and other transaction accounts and, (v) maintaining a strong capital position.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1999, based on the information and assumptions set forth in the notes below.

                                                         FOUR TO    MORE THAN      MORE THAN
                                       WITHIN THREE      TWELVE    ONE YEAR TO    THREE YEARS  OVER FIVE
(DOLLARS IN THOUSANDS)                    MONTHS         MONTHS    THREE YEARS   TO FIVE YEARS   YEARS         TOTAL
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets (1):
Loans receivable (2):
   Single-family residential loans:
      Fixed                              $ 16,504     $  48,284    $ 103,453    $  80,114      $275,001      $   523,356
      Adjustable                           39,255       134,188       76,710       45,061        35,223          330,437
   Consumer loans                          63,973        63,667       87,696       42,769        63,668          321,773
   Commercial loans                        69,346        40,859       50,149       18,053        10,155          188,562
Mortgage loans held for sale               24,005            --           --           --            --           24,005
Mortgage-backed securities (3)             66,788        45,764       70,121       42,298        65,983          290,954
Investment securities                       3,523        55,748        5,000        1,700         5,823           71,794
Other interest-earning assets (4)           3,499            --           --           --        18,400           21,899
---------------------------------------------------------------------------------------------------------------------------
      Total                              $286,893     $ 388,510    $ 393,129    $ 229,995      $474,253      $ 1,772,780
===========================================================================================================================
Interest-bearing liabilities:
Deposits (5):
   Checking accounts (6)                 $  8,294     $  24,882    $  56,731    $  45,952      $195,900      $   331,759
   Savings accounts (6)                     5,527        16,581       37,803       30,621       130,542          221,074
   Money market deposit accounts           82,413        61,992      108,487       61,024        77,410          391,326
   Certificates of deposit                179,908       257,096       88,169       23,444        10,970          559,587
FHLB advances                              55,000        21,000       51,000           --            --          127,000
Repurchase agreements                      35,000        50,000       15,000           --            --          100,000
Other borrowings                            9,076            --           --           --            --            9,076
---------------------------------------------------------------------------------------------------------------------------
      Total                               375,218       431,551      357,190      161,041       414,822        1,739,822
---------------------------------------------------------------------------------------------------------------------------
Hedge impact                              (65,000)       65,000           --           --            --               --
---------------------------------------------------------------------------------------------------------------------------
                                         $310,218     $ 496,551     $357,190    $ 161,041      $414,822      $ 1,739,822
(Deficiency) excess of interest-earning
   assets over interest-bearing
   liabilities                           $(23,325)    $(108,041)   $  35,939    $  68,954      $ 59,431      $    32,958
===========================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over
   interest-bearing liabilities          $(23,325)    $(131,366)   $ (95,427)   $ (26,473)     $ 32,958      $        --
===========================================================================================================================
Cumulative (deficiency) excess of
   interest-earning assets over
   interest-bearing liabilities
   as a percent of total assets            -1.21%        -6.83%       -4.96%       -1.38%         1.71%               --
===========================================================================================================================

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on assumptions used by the FDIC in assessing the interest rate sensitivity of savings associations in the Company's region.
(2) Balances have been reduced for nonperforming loans, which amounted to $7.8 million at December 31, 1999.
(3) Reflects estimated prepayments in the current interest rate environment.
(4) Includes $18.4 million of stock in the FHLB of Pittsburgh.
(5) Includes noninterest-bearing deposit accounts.
(6) Although the Company's checking and savings accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Company's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Company at the annual rate of 10% for checking and savings accounts. If all of the Company's checking and savings accounts had been assumed to be subject to repricing within one year, interest-bearing liabilities which were estimated to mature or reprice within one year would have exceeded interest-earning assets with comparable characteristics by $629 million or 33% of total assets.

    Management believes that the assumptions utilized to evaluate the vulnerability of the Company's operations to changes in interest rates approximate actual experience and considers them to be reasonable. However, the interest rate sensitivity of the Company's assets and liabilities in the above table could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based.

    Although "gap" analysis is a useful measurement device available to management in determining the existence of exposure to changes in interest rates, its static focus as of a particular date requires utilization of other techniques to measure exposure to changes in interest rates. Accordingly, the Company also uses simulation models to analyze the estimated effects on net interest income under multiple interest rate scenarios, including increases and decreases in interest rates amounting to 100, 200, and 300 basis points. Each scenario is modeled for a change in net interest income over a two year period. Similar simulation models are prepared to analyze the Company's net asset value, which is the present value of the cash flows generated by the Company's assets minus the present value of the cash flows generated by the Company's liabilities, plus or minus the net cash flows produced by off-balance sheet contracts. As of December 31, 1999, these analyses indicated that anticipated changes in the level of net interest income and net asset value over the various scenarios, were within limits approved by the Company's Board of Directors.

    The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity (market value of assets, less liabilities, adjusted for the market value of off-balance-sheet contracts). The interest rate scenarios presented in the table reflect interest rates at December 31, 1999 and as adjusted by instantaneous parallel rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions.

    Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The market value of portfolio equity is significantly impacted by the estimated effect of prepayments on the value of loans and mortgage-backed securities. Further, this analysis is based on the Company's assets, liabilities, and off-balance-sheet instruments at December 31, 1999 and does not contemplate any actions the Company might undertake in response to changes in market interest rates.

-----------------------------------------------------------
                      PERCENT CHANGE        PERCENT CHANGE
CHANGE IN            IN NET INTEREST       IN MARKET VALUE
INTEREST RATES            INCOME (1)   OF PORTFOLIO EQUITY
-----------------------------------------------------------
   +2.00%                    (6.45)%              (22.68)%
   +1.00%                    (2.34)                (9.93)
      --                        --                    --
   -1.00%                     0.85                 10.14
   -2.00%                     0.76                  9.63
-----------------------------------------------------------


(1) Over a two year period.

REGULATORY CAPITAL REQUIREMENTS

    As a federally chartered savings bank, the Bank is required to maintain regulatory capital sufficient to meet tangible, core, and risk-based capital ratios of 1.5%, 3.0%, and 8.0%, respectively. A summary of the Bank's capital amounts and ratios as of December 31, 1999 follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------
                                                                                                          TO BE WELL
                                                                                 MINIMUM                  CAPITALIZED
                                                                              FOR CAPITAL                 FOR PROMPT
                                                                                ADEQUACY               CORRECTIVE ACTION
                                                     ACTUAL                     PURPOSES                  PROVISIONS
                                            -------------------------     ----------------------     ----------------------
(DOLLARS IN THOUSANDS)                        RATIO          AMOUNT         RATIO       AMOUNT         RATIO       AMOUNT
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
  and ratio to OTS total assets                7.9%      $   151,270
                                            -------
Intangible assets                                            (33,048)
Unrealized loss on available-for-sale
  securities, net of tax                                       3,150
                                                          -----------
Tangible capital, and ratio to
  OTS adjusted total asset                     6.4%      $   121,372          1.5%      $28,362
                                            -------       ===========       ------       =======
Core capital, and ratio to OTS
  adjusted total assets                        6.4%      $   121,372          3.0%      $56,724         5.0%     $  94,539
                                            -------       ===========       ------       =======      ------      =========
Core capital, and ratio to OTS
  risk-weighted assets                        10.4%      $   121,372                                    6.0%     $  70,080
                                            -------       -----------                                 ------      =========
Allowance for loan losses                                     10,478
                                                          -----------
Supplementary capital                                         10,478
                                                          -----------
Total risk-based capital, and ratio to
   OTS risk-weighted asset (1)                11.3%      $   131,850          8.0%      $93,439        10.0%      $116,799
                                            -------       ===========       ------       =======      ------      =========
OTS Total assets                                          $1,920,686
                                                          ===========
OTS Adjusted total assets                                 $1,890,787
                                                          ===========
OTS Risk-weighted assets                                  $1,167,993
                                                          ===========

(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

LIQUIDITY AND COMMITMENTS

    The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Treasury, U.S. Government agency, and other investments having maturities of five years or less. Current OTS regulations require that a savings association maintain average liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Additionally, OTS regulations require a minimum level of liquid assets, at any given time, equal to 1% or more of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. The Bank's liquidity, as measured for regulatory purposes, averaged 10.29% and 8.10% during the years ended December 31, 1999 and 1998, respectively, and amounted to 6.34% and 6.25% at December 31, 1999 and 1998, respectively. The Asset/Liability Committee reviews the Bank's liquidity position on a quarterly basis.

    At December 31, 1999, the Company had commitments to originate $7 million of fixed-rate loans and $4 million of adjustable-rate loans. At the same date, scheduled maturities of certificates of deposit during the succeeding 12 months amounted to $437 million, including $279 million within six months. Scheduled maturities of FHLB advances during the same 12-month period amounted to $76 million. Management of the Company believes that the Company has adequate resources to fund all of its commitments to the extent required, and that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

IMPACT OF INFLATION AND CHANGING PRICES

    The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

    Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 as of December 31, 1999 would not have had a material impact on the consolidated statements of income or comprehensive income.

YEAR 2000 READINESS DISCLOSURE

    As the year 2000 approached, a critical business issue emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products in the marketplace were designed to accommodate only two digit date entries. Beginning in the year 2000, these systems and products needed to be able to accept four digit entries to distinguish years beginning with 2000 from prior years. As a result, computer systems and software used by many companies needed to be upgraded to comply with such Year 2000 requirements.

    In 1997, Commonwealth initiated an extensive review of operations that could be impacted by Year 2000 non-compliant computer systems and microprocessors. An inventory of over 175 computer systems, outside service providers, security systems, HVAC systems and power systems was compiled and reviewed for risk of non-compliance. The Company's core processing systems are outsourced with outside service providers. Since 1998, Commonwealth worked with these service providers to confirm that action plans were in place to ensure Year 2000 compliance. Testing efforts were organized and completed to validate compliance of core systems and the related key interfaces.

    Commonwealth upgraded substantially all of its equipment and software systems where necessary and analyzed its technology partners and secondary service providers to ensure that low impact business components were also fully compliant. Total expenditures for Year 2000 compliance were less than $0.4 million and were charged to expense as incurred.

    Additionally, Commonwealth was proactive in assessing the Year 2000 readiness of our larger deposit and loan customers. An assessment was made of existing customers to determine Commonwealth's exposure to customer non-compliance with Year 2000 issues. Processes were also established to evaluate the Year 2000 readiness of new customers. Cash management and liquidity management plans were established, as well as detailed plans to extend our customer service capabilities to address special customer service needs around the century change-over. Management was not aware of potential non-compliance conditions which represented material exposure to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS Commonwealth Bancorp, Inc. and Subsidiaries

    As a result of the above, management believes Commonwealth's application software programs and operating systems were fully compliant with Year 2000 requirements. The Company has experienced no Year 2000 related problems and does not anticipate any issues in the future.

FORWARD LOOKING STATEMENTS

    When used in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

                              REPORT OF MANAGEMENT

The management of Commonwealth Bancorp, Inc. (the "Company") is responsible for the preparation, integrity, and fair presentation of the Company's annual financial statements. The December 31, 1999 financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. Management has also prepared other information included in this annual report and is responsible for its consistency with the financial statements.

The annual financial statements referred to above have been audited by Arthur Andersen LLP, who have been given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors, and committees of the board. Management believes that all representations made to Arthur Andersen LLP during the audit were valid and appropriate.

Management is also responsible for establishing and maintaining the internal control structure over financial reporting and for the safeguarding and management of the Company's assets. The objective of the internal control structure is to provide reasonable assurance to management and the board of directors:

               - that the preparation of the institution's financial statements is in accordance with generally accepted accounting principles.

               - that adequate procedures are in effect to safeguard assets against unauthorized loss or disposition.

               - that adequate procedures are in effect over the management of assets including loan underwriting and documentation.

There are inherent limitations in the effectiveness of any internal control structure including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to reliability of financial statements and safeguarding and management of assets. Furthermore, any internal control structure will be affected by changes in circumstances.

Management has made its own assessment of the effectiveness of the Company's internal control structure over financial reporting as of December 31, 1999 in relation to the criteria described in the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and the safeguarding and management of assets in relation to regulatory and COSO guidelines and prudent risk evaluation. Based on this assessment, management believes that, as of December 31, 1999, the Company's internal control structure was effective in achieving the objectives stated above.

-----------------------------           -----------------------------
Charles M. Johnston                     Charles H. Meacham
Senior Vice President and               Chairman of the Board and
Chief Financial Officer                 Chief Executive Officer

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have examined management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1999, included in the accompanying management report.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal structure and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Commonwealth Bancorp, Inc. maintained an effective internal control structure over financial reporting as of December 31, 1999, is fairly stated, in all material respects, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Philadelphia, Pa.,
   February 7, 2000

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Commonwealth Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Bancorp, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Philadelphia, Pa.,
   February 7, 2000

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share amounts)

===========================================================================================================
                                                                                      DECEMBER 31,
                                                                             -------------------------------
                  ASSETS                                                        1999                1998
------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                      $   54,677          $   58,028
Interest-bearing deposits                                                         3,499              43,829
Short-term investments available for sale                                         3,575               4,820
Mortgage loans held for sale                                                     24,005             120,642
Investment securities
   Securities available for sale
     (cost of $68,301 and $34,407, respectively), at market value                68,219              34,515
Mortgage-backed securities
   Securities held to maturity
     (market value of $92,965 and $133,735, respectively), at cost               93,674             132,105
   Securities available for sale
     (cost of $202,076 and $388,349, respectively), at market value             197,280             392,036
Loans receivable, net                                                         1,361,430           1,338,177
Accrued interest receivable, net                                                  9,499              11,260
FHLB stock, at cost                                                              18,400              18,400
Premises and equipment, net                                                      15,535              16,887
Intangible assets                                                                33,048              39,830
Mortgage servicing rights                                                            --               9,969
Other assets, including net deferred taxes
   of $7,460 and $2,508, respectively                                            39,555              37,001
------------------------------------------------------------------------------------------------------------
            Total assets                                                     $1,922,396          $2,257,499
============================================================================================================


                                   (Continued)

CONSOLIDATED BALANCE SHEETS Continued (in thousands, except share and per share amounts)

==========================================================================================================================
                                                                                                   DECEMBER 31,
                                                                                         ---------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY                                               1999                  1998
--------------------------------------------------------------------------------------------------------------------------
Liabilities:
  Deposits                                                                               $1,503,746            $1,605,299
  Notes payable and other borrowings:
     Secured notes due to Federal Home Loan Bank of Pittsburgh                              127,000               240,500
     Securities sold under agreements to repurchase                                         100,000               166,000
     Other borrowings                                                                         9,076                    --
  Advances from borrowers for taxes and insurance                                             9,326                28,960
  Accrued interest payable, accrued expenses and other liabilities                           20,883                24,562
--------------------------------------------------------------------------------------------------------------------------
                 Total liabilities                                                        1,770,031             2,065,321
--------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, $0.10 par value; 5,000,000 shares
     authorized; none issued                                                                     --                    --
  Common stock, $0.10 par value; 30,000,000 shares authorized;
      18,068,127 shares issued and 11,934,695 outstanding at December 31, 1999
      18,054,315 shares issued and 14,721,408 outstanding at December 31, 1998                1,807                 1,806
  Additional paid-in capital                                                                136,966               135,588
  Retained earnings                                                                         135,780               123,917
  Unearned stock benefit plan compensation                                                   (8,504)              (10,666)
  Accumulated other comprehensive (loss) income                                              (3,171)                2,467
  Treasury stock, at cost; 6,133,432 and 3,332,907 shares, respectively                    (110,513)              (60,934)
--------------------------------------------------------------------------------------------------------------------------
                 Total shareholders' equity                                                 152,365               192,178
--------------------------------------------------------------------------------------------------------------------------
                 Total liabilities and shareholders' equity                              $1,922,396            $2,257,499
==========================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share and per share amounts)

==================================================================================================================================
                                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                         ---------------------------------------------------------
                                                                            1999                   1998                  1997
----------------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest on loans                                                      $   105,371            $   106,827           $    94,185
  Interest and dividends on deposits and money
     market investments                                                        3,633                  2,604                 2,140
  Interest on investment securities                                            6,301                  2,313                 4,031
  Interest on mortgage-backed securities                                      25,467                 46,360                54,887
----------------------------------------------------------------------------------------------------------------------------------
           Total interest income                                             140,772                158,104               155,243
----------------------------------------------------------------------------------------------------------------------------------

Interest expense:
  Interest on deposits                                                        52,989                 58,946                58,560
  Interest on notes payable and other borrowings                              17,170                 28,508                26,295
----------------------------------------------------------------------------------------------------------------------------------
           Total interest expense                                             70,159                 87,454                84,855
----------------------------------------------------------------------------------------------------------------------------------
           Net interest income                                                70,613                 70,650                70,388
Provision for loan losses                                                      4,000                  3,500                 1,600
----------------------------------------------------------------------------------------------------------------------------------
           Net interest income after provision for loan losses                66,613                 67,150                68,788
----------------------------------------------------------------------------------------------------------------------------------

Noninterest income:
  Deposit fees and related income                                             10,113                  8,822                 7,261
  Servicing fees                                                               3,281                  3,594                 5,185
  Net gain on sale of mortgage loans                                          11,681                 10,842                 4,993
  Net (loss) gain on sale of securities                                         (250)                   985                   345
  Other                                                                        5,302                  2,703                 3,791
----------------------------------------------------------------------------------------------------------------------------------
           Total noninterest income                                           30,127                 26,946                21,575
----------------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
  Compensation and employee benefits                                          36,655                 37,866                32,969
  Occupancy and office operations                                             11,201                 10,907                10,283
  Amortization of intangible assets                                            4,823                  5,413                 5,990
  Valuation adjustment relating to an equity investment
     in a mortgage servicing partnership                                          --                  3,533                    --
  Other                                                                       20,585                 20,151                16,806
----------------------------------------------------------------------------------------------------------------------------------
           Total noninterest expense                                          73,264                 77,870                66,048
----------------------------------------------------------------------------------------------------------------------------------
           Income before income taxes                                         23,476                 16,226                24,315
Income tax provision                                                           6,808                  5,294                 7,946
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                               $    16,668            $    10,932           $    16,369
==================================================================================================================================
Basic weighted average number of shares outstanding                       12,202,004             14,307,132            15,501,202
==================================================================================================================================
Basic earnings per share                                                 $      1.37            $      0.76           $      1.06
==================================================================================================================================
Diluted weighted average number of shares outstanding                     12,604,768             14,891,545            16,035,806
==================================================================================================================================
Diluted earnings per share                                               $      1.32            $      0.73           $      1.02
==================================================================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands)

=============================================================================================================================
                                                                                                                ACCUMULATED
                                                      COMMON              ADDITIONAL                STOCK         OTHER
                                                      SHARES     COMMON    PAID--IN   RETAINED   BENEFIT PLAN  COMPREHENSIVE
                                                    OUTSTANDING   STOCK     CAPITAL   EARNINGS   COMPENSATION  INCOME (LOSS)
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                          17,954     $1,795    $132,931   $105,577     $(10,510)      $ 2,131
=============================================================================================================================
  Comprehensive Income:
        Net income                                        --         --          --     16,369           --            --
            Other--unrealized gain on marketable
               securities, net of $744 tax expense        --         --          --         --           --         1,381
        Total comprehensive income                        --         --          --         --           --            --
    Dividends                                             --         --          --     (4,364)          --            --
    Release of ESOP shares                                --         --         829         --          921            --
    Amortization of unearned compensation                 --         --          --         --        1,184            --
    Exercise of stock options                             87          9         415         --           --            --
    Cash in lieu of fractional shares                     (2)        --         (21)        --           --            --
    Stock retired                                        (40)        (4)       (613)        --           --            --
    Common stock acquired by stock benefit plans          --         --          --         --       (4,495)           --
    Purchase of treasury stock                        (1,752)        --          --         --           --            --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                          16,247      1,800     133,541    117,582      (12,900)        3,512
=============================================================================================================================
   Comprehensive Income:
        Net income                                        --         --          --     10,932           --            --
            Other--unrealized loss on marketable
            securities, net of $563 tax benefit           --         --          --         --           --        (1,045)
        Total comprehensive income                        --         --          --         --           --            --
    Dividends                                             --         --          --     (4,597)          --            --
    Release of ESOP shares                                --         --       1,087         --          920            --
    Amortization of unearned compensation                 --         --          --         --        1,314            --
    Exercise of stock options                             55          6         302         --           --            --
    Purchase of treasury stock                        (1,581)        --          --         --           --            --
    Tax Benefit on employee stock plans                   --         --         658         --           --            --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          14,721      1,806     135,588    123,917      (10,666)        2,467
=============================================================================================================================
   Comprehensive Income:
        Net income                                        --         --          --     16,668           --            --
            Other--unrealized loss on marketable
            securities, net of $3,036 tax benefit         --         --          --         --           --        (5,638)
        Total comprehensive income                        --         --          --         --           --            --
    Dividends                                             --         --          --     (4,350)          --            --
    Release of ESOP shares                                --         --         819         --          920            --
    Amortization of unearned compensation                 --         --          --         --        1,242            --
    Stock issued pursuant to benefit plans               120          1         288       (455)          --            --
    Purchase of treasury stock                        (2,906)        --          --         --           --            --
    Tax Benefit on employee stock plans                   --         --         271         --           --            --
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          11,935     $1,807    $136,966   $135,780     $ (8,504)      $(3,171)
=============================================================================================================================

===============================================================================


                                                       TREASURY
                                                        STOCK           TOTAL
-------------------------------------------------------------------------------
Balance at December 31, 1996                          $      --       $231,924
===============================================================================
  Comprehensive Income:
        Net income                                           --         16,369
            Other--unrealized gain on marketable
               securities, net of $744 tax expense           --          1,381
                                                                      ---------
        Total comprehensive income                           --         17,750
                                                                      ---------
    Dividends                                                --         (4,364)
    Release of ESOP shares                                   --          1,750
    Amortization of unearned compensation                    --          1,184
    Exercise of stock options                                --            424
    Cash in lieu of fractional shares                        --            (21)
    Stock retired                                            --           (617)
    Common stock acquired by stock benefit plans             --         (4,495)
    Purchase of treasury stock                          (28,683)       (28,683)
-------------------------------------------------------------------------------
Balance at December 31, 1997                            (28,683)       214,852
===============================================================================
   Comprehensive Income:
        Net income                                           --         10,932
            Other--unrealized loss on marketable
            securities, net of $563 tax benefit              --         (1,045)
                                                                      ---------
        Total comprehensive income                           --          9,887
                                                                      ---------
    Dividends                                                --         (4,597)
    Release of ESOP shares                                   --          2,007
    Amortization of unearned compensation                    --          1,314
    Exercise of stock options                                --            308
    Purchase of treasury stock                          (32,251)       (32,251)
    Tax Benefit on employee stock plans                      --            658
-------------------------------------------------------------------------------
Balance at December 31, 1998                            (60,934)       192,178
===============================================================================
   Comprehensive Income:
        Net income                                           --         16,668
            Other--unrealized loss on marketable
            securities, net of $3,036 tax benefit            --         (5,638)
                                                                      ---------
        Total comprehensive income                           --         11,030
                                                                      ---------
    Dividends                                                --         (4,350)
    Release of ESOP shares                                   --          1,739
    Amortization of unearned compensation                    --          1,242
    Stock issued pursuant to benefit plans                1,782          1,616
    Purchase of treasury stock                          (51,361)       (51,361)
    Tax Benefit on employee stock plans                      --            271
-------------------------------------------------------------------------------
Balance at December 31, 1999                          $(110,513)      $152,365
===============================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

===================================================================================================================================
                                                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------------------------
                                                                                   1999                1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities:
   Net income                                                                    $  16,668           $  10,932           $  16,369
   Adjustments to reconcile net income to net cash
    provided by (used in) operating activities-
      Proceeds from loans sold to others                                           633,469             695,364             327,953
      Loans originated for sale                                                   (375,527)           (538,658)           (285,113)
      Purchases of loans held for sale                                            (148,620)           (235,388)            (61,234)
      Principal collection on mortgage loans held for sale                             690               1,034                 552
      Net gain on sale of mortgage loans                                           (11,681)            (10,842)             (4,993)
      (Decrease) increase in net deferred loan fees                                   (261)                452                 210
      Provision for loan losses and foreclosed real estate                           4,110               3,609               1,757
      Loss (gain) on sale of investment securities                                     250                (985)               (345)
      Gain on sale of mortgage servicing rights                                     (1,646)                 --                  --
      Valuation adjustment on an equity investment                                      --               3,533                  --
      Gain on sale of assets                                                        (1,027)                (35)             (1,595)
      Depreciation and amortization                                                  3,366               3,364               3,375
      Net amortization of other assets and liabilities                               6,480              10,354               9,967
      Interest reinvested on repurchase agreements                                  (7,127)            (10,001)            (13,346)
      Changes in assets and liabilities-
        Decrease (increase) in-
          Accrued interest receivable, net                                           1,761               2,011                  68
          Deferred income taxes                                                     (1,917)             (1,463)               (112)
          Other assets                                                              (2,363)             (6,538)             (4,756)
        (Decrease) increase  in-
          Advances from borrowers for taxes and insurance                          (13,038)              4,889                 188
          Accrued interest payable, accrued expenses and other liabilities          (3,779)              6,813              (3,292)
-----------------------------------------------------------------------------------------------------------------------------------
                          Net cash provided by (used in)
                               operating activities                              $  99,808           $ (61,555)          $ (14,347)
-----------------------------------------------------------------------------------------------------------------------------------


                                   (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS Continued (in thousands)

===============================================================================================================
                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                      1999             1998             1997
---------------------------------------------------------------------------------------------------------------
Investing activities:
   Proceeds from sale of investment securities                     $ 177,063        $   6,704        $   5,000
   Proceeds from maturities of investment securities                   5,000           35,000           38,000
   Purchases of investment securities                               (214,500)         (27,000)         (39,402)
   Purchases of Bank Owned Life Insurance                                 --               --          (15,000)
   Proceeds from sale of mortgage-backed securities                    5,170               --           41,770
   Proceeds from call of mortgage-backed securities                       --           30,000               --
   Purchases of mortgage-backed securities                                --         (156,958)        (189,818)
   Principal collected on mortgage-backed securities                 219,534          337,291          166,838
   Principal collected on loans                                      335,689          458,064          249,227
   Loans originated                                                 (312,414)        (371,979)        (230,340)
   Loans purchased                                                   (59,095)        (165,295)        (165,906)
   Sales of real estate acquired through foreclosure                   1,673            1,016            1,431
   Purchase of FHLB Stock                                                 --           (4,225)          (3,016)
   Purchases of premises and equipment                                (3,032)          (1,766)          (6,209)
   Proceeds from sale of assets                                      (22,134)             105           11,208
   Net proceeds from sale of mortgage servicing rights                 3,984               --               --
---------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) investing activities          136,938          140,957         (136,217)
---------------------------------------------------------------------------------------------------------------
Financing activities:
   Net (decrease) increase in deposits                               (64,280)          52,475           61,374
   Proceeds from notes payable and other borrowings                  593,076          615,000          327,815
   Repayment of notes payable and other borrowings                  (756,373)        (657,598)        (207,044)
   Net purchase of common stock                                      (49,745)         (31,943)         (33,392)
   Cash dividends paid                                                (4,350)          (4,597)          (4,353)
---------------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by financing activities         (281,672)         (26,663)         144,400
---------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash and
           cash equivalents                                          (44,926)          52,739           (6,164)
Cash and cash equivalents at beginning of period                     106,677           53,938           60,102
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                         $  61,751        $ 106,677        $  53,938
===============================================================================================================
Supplemental disclosures of cash flow information
   Cash paid during the year for -
                Interest                                           $  71,068        $  87,871        $  84,889
===============================================================================================================
                Income taxes                                       $   9,150        $   5,350        $   8,925
===============================================================================================================


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 1999, 1998, and 1997

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Commonwealth Bancorp, Inc. ("Commonwealth" or the "Company"), a Pennsylvania corporation, is the holding company for Commonwealth Bank ("Bank"). The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles. The following is a description of the more significant accounting policies:

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

-    Commonwealth Bank-Federally chartered savings bank

-    CFSL Investment Corporation-Delaware investment subsidiary

-    CS Corporation-Pennsylvania investment subsidiary

-    Firstcor, Ltd.-Pennsylvania investment subsidiary

-    QME, Inc.-Pennsylvania investment subsidiary

- Commonwealth Investment Corporation of Delaware, Inc.-Delaware investment subsidiary

-    Comlife, Inc.-Inactive insurance subsidiary

     All material intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS

     The Bank conducts business through 60 full-service offices located in Berks, Bucks, Chester, Delaware, Lehigh, Montgomery, and Philadelphia Counties, Pennsylvania, as well as through ComNet Mortgage Services ("ComNet") and Homestead Mortgage. ComNet conducts business through ten loan origination offices located in Pennsylvania, Maryland, New Jersey, and Virginia. ComNet also originates loans through a network of correspondents, primarily in the eastern United States. ComNet operates under the trade name of Homestead Mortgage in Maryland.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain items in the 1998 and 1997 financial statements and footnotes have been reclassified in order to conform with the 1999 financial statement and footnote presentation.

FUTURE ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133," which delayed the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 as of December 31, 1999 would not have had a material impact on the consolidated statements of income or comprehensive income.

SECURITIES

     The Company classifies all of its debt and equity securities as either held to maturity or available for sale.

     Securities classified as held to maturity are those securities which the Company has the intent and ability to hold to maturity, subject to the continued creditworthiness of the issuers. Accordingly, these securities are carried at amortized cost and are adjusted for amortization of premiums and accretion of discounts over the life of the related security pursuant to the level-yield method.

     Securities classified as available for sale are intended to be held for indefinite periods of time and include those securities that management may employ as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors related to interest rate and resultant prepayment risk changes. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported as a separate component of shareholders' equity. Realized gains or losses on the sale of securities are computed by comparing the sales proceeds with the cost of the securities, as calculated by the specific identification method.

     Federal Home Loan Bank ("FHLB") stock, owned due to regulatory requirements, is carried at cost.

LOANS

     Loans held for investment are stated at the amount of the unpaid principal balance. Mortgage loans held for sale are carried at the lower of aggregate cost or market as determined by outstanding commitments from investors or current investor yield requirements. Discounts and premiums on loans acquired are accreted and amortized over the estimated life of the portfolio using the level-yield method and estimated prepayment assumptions. The prepayment assumptions are reviewed periodically and the accretion or amortization is adjusted based on actual and anticipated prepayments, if necessary.

     Interest on loans is credited to income as it is earned. The Company provides an allowance for accrued interest deemed to be uncollectible when a loan is 90 days delinquent. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of principal or interest. When loans are placed on nonaccrual, interest previously accrued but not collected is reversed against interest income in the current period. Interest payments received thereafter are recognized as interest income only to the extent that cash is received and where the future collection of principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to principal and interest or when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest.

ALLOWANCE FOR LOAN LOSSES

     It is management's policy to maintain an allowance for estimated loan losses based upon probable inherent losses which have occurred as of the date of the financial statements. In determining the allowance for loan losses, Commonwealth assesses prior loss experience, the volume and type of lending conducted by the Company, industry standards, past due loans, general economic conditions, and other factors related to the collectibility of the loan portfolio. Actual losses may vary from current estimates. These estimates are reviewed periodically, and if additions to the original estimates of the allowance for loan losses are deemed necessary, they are recorded in the period in which they become reasonably estimable.

     SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," require creditors to measure certain impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Loans excluded from these statements include large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases and debt securities. The in-substance foreclosure rules also changed in that "in-substance foreclosures" are classified as loans and stated at the lower of cost or fair value, as defined.

LOAN ORIGINATION FEES AND SERVICING FEES

     The net amount of nonrefundable loan origination fees and certain direct loan origination costs relating to completed loans are deferred and recognized over the contractual life of the loans using the level-yield method. Deferred loan fees, net of loan origination costs, were $3.5 million and $4.3 million at December 31, 1999 and 1998, respectively, of which $0.1 million and $0.7 million, respectively, were related to mortgage loans held for sale.

     The Company sells whole interests in loans and mortgage-backed securities. In certain transactions involving sales of loans or mortgage-backed securities that are backed by loans originated by the Company, the Company may continue to service such loans. Fees earned for servicing mortgage loans for others are calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned, provided the related mortgagor payment has been collected.

     In conjunction with the administration of its servicing portfolio, Commonwealth is required to advance taxes and insurance payments on those loans relating to which the escrow has been depleted. Advances that reach a predetermined level are controlled by reimbursement requests to the mortgagor. If reimbursement is not received, the advance is built into the mortgagor's future payment schedule. Advances for taxes and insurance were $0.7 million and $1.1 million at December 31, 1999 and 1998, respectively.

MORTGAGE SERVICING RIGHTS

     During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its existing $1.0 billion Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


Mortgage Association ("FNMA") mortgage servicing portfolio to National City Mortgage Co. (see Note 17).

     Prior to 1999, the Company acquired mortgage servicing rights through the purchase and origination of mortgage loans which were sold or securitized, on either a servicing retained or servicing released basis. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," required the Company to allocate the total cost of the mortgage loans between the mortgage servicing rights and the loans (exclusive of mortgage servicing rights) based on their relative fair values. The Company was required to periodically assess its capitalized mortgage servicing rights for impairment, based upon the discounted cash flow of the rights disaggregated within their predominant risk characteristics. Any impairment was recognized through a valuation allowance.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 30 years.

     Maintenance and repairs are charged to expense as incurred, and betterments are capitalized. Gains and losses are reflected in earnings upon disposition.

INTANGIBLE ASSETS

     Intangible assets, which are comprised of the excess of cost over net assets acquired ("Goodwill") and core deposit intangibles ("CDI"), were recorded in connection with the acquisition of twelve former Meridian Bank branches in 1996 (the "Berks Acquisition") and the acquisition of four former Fidelity Federal branches in 1995 (the "Fidelity Federal Acquisition"). On June 28, 1999, Commonwealth sold two of the former Meridian Bank branches, which resulted in a $1.4 million and $0.6 million reduction in Goodwill (Berks Acquisition) and CDI (Berks Acquisition), respectively. The CDI relating to the Berks Acquisition are being amortized on an accelerated basis over approximately 7 years. The goodwill relating to the Berks Acquisition and the goodwill and CDI relating to the Fidelity Federal Acquisition are being amortized on a straight-line basis over the period to be benefited, ranging between 10 and 13 years.

     The following is a summary of intangible assets as of December 31, 1999 and 1998:

================================================================================
                                                            DECEMBER 31,
                                                   -----------------------------
(IN THOUSANDS)                                       1999                1998
--------------------------------------------------------------------------------
Goodwill (Berks Acquisition)                       $16,010             $19,141
CDI (Berks Acquisition)                              6,009               8,260
Goodwill (Fidelity Federal)                          9,187              10,257
CDI (Fidelity Federal)                               1,842               2,172
--------------------------------------------------------------------------------
Total                                              $33,048             $39,830
================================================================================

REAL ESTATE OWNED AND OTHER ACQUIRED ASSETS

     Real estate and other assets acquired through foreclosure or deed in lieu of foreclosure are presumed to be held for sale, and are carried at the lower of cost or fair value less estimated costs to sell, on an individual asset basis. Decreases in the fair value of the assets less estimated costs to sell are recorded against the individual asset carrying amount. Actual losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, are recorded in the period in which they become reasonably estimable. At December 31, 1999 and 1998, real estate owned and other acquired assets totaled $0.9 million and $1.0 million, respectively, and are included in other assets in the accompanying consolidated balance sheets.

INCOME TAXES

     The Company records deferred taxes based on the estimated future tax effects of temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or credits are based on the changes in the asset or liability from period to period.

POSTEMPLOYMENT BENEFITS

     The Company has postemployment benefits relating to a salary continuation package for certain eligible employees. The benefits are based, in part, on the number of years of service provided by the employee.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based employee compensation plans. The statement encourages all entities to adopt a method of accounting to measure the compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, permitted to continue to measure compensation cost for such plans using the intrinsic value based method of accounting. Disclosure is required for the effects on reported results of the fair value of options granted as if they had been used to measure compensation cost. Management of the Company has adopted the pro forma method of disclosure.

EARNINGS PER SHARE

     SFAS No. 128, "Earnings Per Share," specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS"). The main objectives of the statement were to simplify the EPS calculation and to make EPS comparable on an international basis.

     Basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for Employee Stock Ownership Plan ("ESOP") shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. Options, warrants, and other potentially dilutive securities and treasury shares are excluded from the basic calculation, as follows:

================================================================================
                                       1999             1998            1997
--------------------------------------------------------------------------------
Basic weighted average
  number of shares
     outstanding                    12,202,004       14,307,132      15,501,202
--------------------------------------------------------------------------------
Effect of dilutive securities:
  Stock options                        353,689         477,044          423,096
  Recognition Plan stock                49,075         107,369          111,508
--------------------------------------------------------------------------------
Diluted weighted average
  number of shares
     outstanding                    12,604,768       14,891,545      16,035,806
================================================================================

     Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the year, adjusted for ESOP shares that have not been committed to be released, and the effects of shares held by the Recognition Plans. The effect of dilutive securities, such as stock options and Recognition Plan stock, are considered common stock equivalents and are included in the computation of the number of outstanding shares using the treasury stock method. Common shares outstanding exclude treasury shares.

     Basic EPS was $1.37 for 1999, compared to $0.76 per share for 1998, and $1.06 per share for 1997. Diluted EPS was $1.32 for 1999, compared to $0.73 per share for 1998, and $1.02 per share for 1997.

COMPREHENSIVE INCOME

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," on January 1, 1998, as required. SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The main objective of the statement is to report a measure of all changes in equity that result from transactions and other economic events of the period other than transactions with owners. Currently, such non-owner changes in equity include only unrealized gains or losses on marketable securities, net of tax.

     A summary of the reclassification adjustment for realized gains or losses on marketable securities, net of tax, for the years ended December 31, 1999, 1998, and 1997 follows:

================================================================================
(IN THOUSANDS)                                 1999         1998         1997
--------------------------------------------------------------------------------
Unrealized (loss) gain on
  marketable securities, net of tax,
  arising during period                      $(5,801)     $  (405)      $1,605
--------------------------------------------------------------------------------
Less: reclassification adjustment
  for (losses) gains included
  in net income                                 (163)         640          224
--------------------------------------------------------------------------------
Net unrealized (loss) gain on
  marketable securities, net of tax          $(5,638)     $(1,045)      $1,381
================================================================================

OFF-BALANCE-SHEET ITEMS

     The Company uses various derivative financial instruments ("derivatives") such as interest rate swaps and caps, forward contracts, and options as part of its risk management strategy to reduce interest rate exposure, and where appropriate, to synthetically lower its cost of funds. Derivatives are classified as hedges of specific on-balance-sheet items, off-balance-sheet items or anticipated transactions.

     In order for derivatives to qualify for hedge accounting treatment, the following conditions must be met: 1) the underlying item being hedged by derivatives exposes the Company to interest rate risk, 2) the derivative used serves to reduce the Company's sensitivity to interest rate risk, and 3) the derivative used is designated and deemed effective in hedging the Company's exposure to interest rate risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


     For derivatives designated as hedges of interest rate exposure, gains or losses are deferred and included in the carrying amounts of the related item exposing the Company to interest rate risk and ultimately recognized in income as part of those carrying amounts. Gains or losses resulting from early terminations of derivatives are deferred and amortized over the remaining term of the underlying balance sheet item or the remaining term of the derivative, as appropriate.

     Derivatives not qualifying for hedge accounting treatment would be carried at market value with realized and unrealized gains and losses included in noninterest income. At December 31, 1999, 1998, and 1997, all of the Company's significant derivatives qualified for hedge accounting treatment.

INTEREST RATE SWAP AND CAP AGREEMENTS

     The Company enters into interest rate swaps and caps as a means of hedging interest rate risk on floating rate liabilities. The costs of cap transactions are deferred and amortized over the contract period. The amortized costs of cap transactions and interest income and interest expense on swap and cap transactions are included in interest on notes payable and other borrowings.

FORWARD COMMITMENTS

     The Company uses mandatory forward sales commitments of mortgage-backed securities, with the intent to deliver or pair-off for cash, and put and call options to assist in hedging interest rate risks attendant with the mortgage loan portfolio held for sale. The costs of the put options are deferred and either amortized over the contract period or expensed if and when the options expire. Gains and losses, net of unamortized options costs, are recognized in income at the time of sale.

INTEREST RATE RISK MANAGEMENT

     The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceed the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceed the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities generally would result in an increase in net interest income, while a positive gap within shorter maturities generally would have the opposite effect.

     As of December 31, 1999, the Company had a negative gap relating to assets and liabilities maturing or repricing within one year, indicating that within shorter maturities, the amount of the Company's interest-rate-sensitive liabilities exceeded its interest-rate-sensitive assets. In a rising rate environment, liabilities would reprice faster at higher interest rates, thereby decreasing net interest income. In a falling rate environment, liabilities would reprice faster at lower interest rates, thereby increasing net interest income.

     Asset and liability management policy is established and implemented by the Asset/Liability Committee, which is comprised of members of senior management, and reviewed by the Company's Board of Directors at least annually. Currently, the Company manages the imbalance between its interest-earning assets and interest-bearing liabilities within shorter maturities to ensure that such relationships are within acceptable ranges, given the Company's business strategies and objectives, and its analysis of market and economic conditions.

CASH FLOW INFORMATION

     For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, and short-term investments available for sale which consist of federal funds sold and money market investments with original maturities of three months or less. Generally, federal funds are sold for one-day periods. The Consolidated Statements of Cash Flows reflect the net amounts of cash receipts and cash payments associated with deposit transactions. During the years ended December 31, 1999, 1998, and 1997, reclassifications of loans to real estate owned were $2.2 million, $2.0 million, and $1.6 million, respectively.

2.   INVESTMENT SECURITIES:

     Investments in debt and equity securities at December 31, 1999 and 1998, were as follows:

=================================================================================================================================
                                                         DECEMBER 31, 1999                           DECEMBER 31, 1998
                                                        AVAILABLE FOR SALE                          AVAILABLE FOR SALE
                                           --------------------------------------------------------------------------------------
                                                            UNREALIZED                                   UNREALIZED
                                           AMORTIZED     -----------------    MARKET   AMORTIZED     -----------------    MARKET
(IN THOUSANDS)                               COST        GAINS      LOSSES    VALUE       COST       GAINS      LOSSES    VALUE
---------------------------------------------------------------------------------------------------------------------------------
Corporate Bonds maturing:
    Within one year                         $34,996       $ --       $ 71    $34,925    $19,997       $143        $--    $20,140
U.S. Treasury and U.S. Government agency
   securities maturing:
     Within one year                             --         --         --         --     12,000          1          2     11,999
---------------------------------------------------------------------------------------------------------------------------------
Mortgage Related Mutual Fund                 20,751         --        272     20,479         --         --         --         --
Equity Investment -
   Mortgage Servicing Partnership             1,700         --         --      1,700      1,700         --         --      1,700
Other Equity Investments                     10,854        394        133     11,115        710         --         34        676
---------------------------------------------------------------------------------------------------------------------------------
          Total                             $68,301       $394       $476    $68,219    $34,407       $144        $36    $34,515
=================================================================================================================================


3.   MORTGAGE-BACKED SECURITIES:

     Mortgage-backed securities at December 31, 1999 and 1998, were as follows:

================================================================================================
                                                      DECEMBER 31, 1999
                              ------------------------------------------------------------------
                                                         UNREALIZED
                              AMORTIZED          ---------------------------            MARKET
(IN THOUSANDS)                  COST               GAINS             LOSSES             VALUE
------------------------------------------------------------------------------------------------
Held to maturity:
    GNMA                      $ 36,136             $  365             $  115           $ 36,386
    FHLMC                       17,693                 54                 75             17,672
    FNMA                        36,836                169              1,107             35,898
    Private                      3,009                 --                 --              3,009
------------------------------------------------------------------------------------------------
      Total                   $ 93,674             $  588             $1,297           $ 92,965
================================================================================================
Available for sale:
    GNMA                      $  9,832             $  161             $  287           $  9,706
    FHLMC                       41,995                544                216             42,323
    FNMA                        44,834                  2                675             44,161
    CMO and REMIC              105,415                135              4,460            101,090
------------------------------------------------------------------------------------------------
      Total                   $202,076             $  842             $5,638           $197,280
================================================================================================
                                                      DECEMBER 31, 1998
                              ------------------------------------------------------------------
                                                         UNREALIZED
                              AMORTIZED          ---------------------------            MARKET
(IN THOUSANDS)                  COST               GAINS             LOSSES             VALUE
------------------------------------------------------------------------------------------------
Held to maturity:
      GNMA                    $ 50,856             $1,284             $  108           $ 52,032
      FHLMC                     28,871                193                151             28,913
      FNMA                      48,345                443                 31             48,757
      Private                    4,033                 --                 --              4,033
------------------------------------------------------------------------------------------------
      Total                   $132,105             $1,920             $  290           $133,735
================================================================================================
Available for sale:
      GNMA                    $ 13,049             $  475             $   --           $ 13,524
      FHLMC                     65,987              1,927                 17             67,897
      FNMA                      67,773                718                177             68,314
      CMO and REMIC            241,540                972                211            242,301
------------------------------------------------------------------------------------------------
      Total                   $388,349             $4,092             $  405           $392,036
================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


     Expected and actual maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties. During 1999, $5 million of available for sale mortgage-backed securities were sold with no gain or loss recognized. During 1998, $30 million of mortgage-backed securities were called by the issuer at par value with no gain or loss recognized. During 1997, the Company sold available for sale mortgage-backed securities totaling $42 million and purchased mortgage-backed securities, classified as available for sale, totaling $42 million. The latter transactions resulted in a $0.2 million net loss on the sale of mortgage-backed securities. The sale was related to a restructuring of the Company's mortgage-backed securities portfolio, which was undertaken to improve future earnings on the portfolio.

     At December 31, 1999 and 1998, FHLMC mortgage-backed securities with both an amortized cost and market value of $36 million and $59 million, respectively; Government National Mortgage Association ("GNMA") mortgage-backed securities with both an amortized cost and market value of $18 million and $11 million, respectively; and FNMA mortgage-backed securities with an amortized cost of $51 million and $94 million, respectively (market value of $49 million and $95 million, respectively), collateralized certain securities sold under agreements to repurchase. At December 31, 1999, FNMA mortgage-backed securities with both an amortized cost and market value of $11 million collateralized commercial repurchase agreements (see Note 8). Mortgage-backed securities with an amortized cost at December 31, 1999 and 1998, of $44 million and $33 million, respectively (market value of $42 million and $34 million, respectively), were pledged as collateral for depositors. There were no mortgage-backed securities pledged as collateral for interest rate swap agreements at December 31, 1999. Mortgage-backed securities with both an amortized cost and market value of $0.2 million were pledged as collateral for interest rate swap agreements at December 31, 1998.

4.   LOANS RECEIVABLE, NET:

     A summary of loans receivable at December 31, 1999 and 1998, follows:

================================================================================
                                                           DECEMBER 31,
                                                   -----------------------------
(IN THOUSANDS)                                        1999             1998
--------------------------------------------------------------------------------
Mortgage loans - Residential                       $  860,750       $  969,617
--------------------------------------------------------------------------------
Consumer loans:
  Equity lines of credit                               30,496           34,845
  Second mortgages                                    184,844          126,360
  Recreational vehicles                                60,998           39,920
  Other                                                45,448           38,781
--------------------------------------------------------------------------------
          Total consumer loans                        321,786          239,906
--------------------------------------------------------------------------------
Commercial loans:
  Small Business Administration                        10,971           14,491
  Commercial real estate                               66,158           45,021
  Business loans                                      113,178           79,490
--------------------------------------------------------------------------------
          Total commercial loans                      190,307          139,002
--------------------------------------------------------------------------------
          Total loans receivable                    1,372,843        1,348,525
--------------------------------------------------------------------------------
Less:
  Net premium on loans purchased                       (2,443)          (2,880)
  Allowance for loan losses                            10,478            9,589
  Deferred loan fees                                    3,378            3,639
--------------------------------------------------------------------------------
     Loans receivable, net                         $1,361,430       $1,338,177
================================================================================

     Nonaccruing loans at December 31, 1999 and 1998, were $7.8 million and $10.0 million, respectively. Forgone interest income on nonaccruing loans totaled $0.6 million and $0.9 million at December 31, 1999 and 1998, respectively. Impaired loans totaled $7.3 million and $9.8 million at December 31, 1999 and 1998, respectively. Reserves associated with impaired loans totaled $2.4 million and $3.6 million at December 31, 1999 and 1998, respectively.

     A summary of activity relating to loans in excess of $60,000 outstanding to directors and executive officers follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                             1999           1998           1997
--------------------------------------------------------------------------------
Balance, beginning of year                $1,802         $1,074         $  918
    New loans                              3,183            765            500
    Loan repayments                         (796)           (37)          (344)
--------------------------------------------------------------------------------
Balance, end of year                      $4,189         $1,802         $1,074
================================================================================

     The above loans were made at substantially the same terms as loans to unrelated third parties.

     A summary of activity relating to the allowance for loan losses follows:

================================================================================
                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                         ---------------------------------------
(IN THOUSANDS)                             1999           1998           1997
--------------------------------------------------------------------------------
Balance, beginning of year               $ 9,589         $9,024         $9,971
   Loans charged off                      (3,672)        (3,129)        (2,799)
   Recoveries of loans                       561            194            252
--------------------------------------------------------------------------------
    Net loans charged off                 (3,111)        (2,935)        (2,547)
    Provision for loan losses              4,000          3,500          1,600
--------------------------------------------------------------------------------
Balance, end of year                     $10,478         $9,589         $9,024
================================================================================

5.   ACCRUED INTEREST RECEIVABLE:

     Accrued interest receivable was related to the following at December 31, 1999 and 1998:

================================================================================
                                                             DECEMBER 31,
                                                     ---------------------------
(IN THOUSANDS)                                          1999               1998
--------------------------------------------------------------------------------
Investment securities                                 $  433            $   473
Mortgage-backed securities                             1,812              3,234
Loans receivable, net                                  7,254              7,553
--------------------------------------------------------------------------------
Total                                                 $9,499            $11,260
================================================================================

6.   PREMISES AND EQUIPMENT:

     A summary of premises and equipment, less accumulated depreciation and amortization, at December 31, 1999 and 1998, follows:

================================================================================
                                                           DECEMBER 31,
                                                    ----------------------------
(IN THOUSANDS)                                        1999              1998
--------------------------------------------------------------------------------
Land                                                $   884            $ 1,247
Office buildings                                      6,312              7,340
Furniture, fixtures and equipment                    22,278             22,352
Leasehold improvements                               10,951              9,766
--------------------------------------------------------------------------------
Premises and equipment                               40,425             40,705
Less-accumulated depreciation
  and amortization                                  (24,890)           (23,818)
--------------------------------------------------------------------------------
Premises and equipment, net                         $15,535            $16,887
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


7.   DEPOSITS:

     A summary of interest expense, average balances, and interest rates on deposits follows:

======================================================================================================================
                                                                     MONEY
                                                CHECKING             MARKET              SAVINGS          CERTIFICATES
(IN THOUSANDS)                                  DEPOSITS            DEPOSITS            DEPOSITS           OF DEPOSIT
----------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 1999:
     Balance at year-end                        $331,759            $391,326            $221,074            $559,587
     Average balance                             326,019             402,972             227,423             609,574
     Interest expense                              2,428              14,650               5,046              30,865
          Average rate paid                         0.74%               3.64%               2.22%               5.06%

For the year ended December 31, 1998:
     Balance at year-end                        $319,995            $390,822            $227,423            $667,059
     Average balance                             290,518             340,570             227,618             707,858
     Interest expense                              2,209              12,994               5,070              38,673
          Average rate paid                         0.76%               3.82%               2.23%               5.46%

Certificates of deposits of $100,000 or more totaled $84 million and $91 million at December 31, 1999 and 1998, respectively. Deposits in excess of $100,000 are not federally insured by the FDIC.

The scheduled maturities of certificate accounts at December 31, 1999 and 1998, were as follows:

=====================================================================================================================
                                                                            DECEMBER 31,
                                                ---------------------------------------------------------------------
                                                            1999                                   1998
                                                -----------------------------           -----------------------------
(IN THOUSANDS)                                   AMOUNT              PERCENT             AMOUNT              PERCENT
---------------------------------------------------------------------------------------------------------------------
Under 12 months                                 $437,004                  78%           $468,490                  70%
12 to 36 months                                   88,110                  16             148,958                  22
Over 36 months                                    34,473                   6              49,611                   8

---------------------------------------------------------------------------------------------------------------------
Total                                           $559,587                 100%           $667,059                 100%
=====================================================================================================================

8.   NOTES PAYABLE AND OTHER BORROWINGS:

     Notes payable and other borrowings at December 31, 1999 and 1998, were as follows:

==========================================================================================================
                                                                              DECEMBER 31,
                                                                   ---------------------------------------
(IN THOUSANDS)                             DUE DATE                  1999                       1998
----------------------------------------------------------------------------------------------------------
Secured notes due to
     FHLB of Pittsburgh:
          Maturing in                        1999                  $     --                   $168,500
                                             2000                    76,000                     21,000
                                             2001                    51,000                     51,000
                                                                   --------                   --------
                                             Total                 $127,000                   $240,500
                                                                   ========                   ========
Weighted average rate                                                  5.49%                      5.32%

Securities sold under
     agreement to repurchase:
          Maturing in                        1999                  $     --                   $ 36,000
                                             2000                    40,000                     70,000 (1)
                                             2001                    15,000                     15,000
                                             2002                    45,000 (2)                 45,000 (2)
                                                                   --------                   --------
                                             Total                 $100,000                   $166,000
                                                                   ========                   ========
Weighted average rate                                                  5.81%                      6.21%

Commercial repurchase agreement                                    $  9,076                   $     --
                                                                   ========                   ========
Weighted average rate                                                  4.32%                        --
==========================================================================================================

(1) Includes $30 million callable in 1999.

(2) Callable in 2000.


     All stock in the FHLB of Pittsburgh at December 31, 1999 and 1998, was pledged as collateral for the notes due to the FHLB.

     The Company enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Balance Sheets. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. At December 31, 1999 and 1998, all of the agreements were to repurchase identical securities.

     Securities underlying these reverse repurchase agreements consisted of mortgage-backed securities with an amortized cost of $116 million and $164 million, respectively (market value of $114 million and $165 million, respectively), at December 31, 1999 and 1998 (see Note 3).

     The maximum amounts of outstanding reverse repurchase agreements during the years ended December 31, 1999 and 1998, were $154 million and $241 million, respectively. Average agreements outstanding for the years ended December 31, 1999 and 1998, were $133 million and $205 million, respectively. The weighted average interest rates relating to the agreements for the years ended December 31, 1999 and 1998, were 6.31% and 6.04%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


9.   INCOME TAXES:

     A summary of the provision (benefit) for income taxes for the years ended December 31, 1999, 1998, and 1997, follows:

================================================================================
(IN THOUSANDS)                             CURRENT      DEFERRED          TOTAL
--------------------------------------------------------------------------------
December 31, 1999:
   Federal                                 $8,725       $(1,917)         $6,808
   State                                       --            --              --
--------------------------------------------------------------------------------
   Total                                   $8,725       $(1,917)         $6,808
================================================================================
December 31, 1998:
   Federal                                 $6,757       $(1,463)         $5,294
   State                                       --            --              --
--------------------------------------------------------------------------------
   Total                                   $6,757       $(1,463)         $5,294
================================================================================
December 31, 1997:
   Federal                                 $8,055       $  (112)         $7,943
   State                                        3            --               3
--------------------------------------------------------------------------------
   Total                                   $8,058       $  (112)         $7,946
================================================================================

     Income tax expense has been provided at the effective rates of 29%, 33%, and 33% for the years ended December 31, 1999, 1998, and 1997, respectively. These rates differ from the statutory rate of 35%, as follows:

================================================================================
                                                  FOR THE YEAR ENDED
                                                     DECEMBER 31,
                                          --------------------------------------
(IN THOUSANDS)                              1999         1998            1997
--------------------------------------------------------------------------------
Income before income
   taxes                                  $23,476       $16,226         $24,315
================================================================================
Income tax expense at
   federal statutory rate                 $ 8,217       $ 5,679         $ 8,511
ESOP                                          226           351             258
Low--income housing
   credits                                 (1,094)         (548)           (771)
Change in deferred tax
   valuation allowance                       (150)         (124)           (106)
Increase in Bank Owned
   Life Insurance                            (312)         (300)             --
Tax exempt interest, net                      (84)           (1)             --
Other                                           5           237              54
--------------------------------------------------------------------------------
Income tax expense at
   effective rate                         $ 6,808       $ 5,294         $ 7,946
================================================================================

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. The net deferred tax asset was comprised of the following at December 31, 1999 and 1998, respectively:

================================================================================
                                                            DECEMBER 31,
                                                    ----------------------------
(IN THOUSANDS)                                        1999               1998
--------------------------------------------------------------------------------
Depreciation                                        $   820             $  656
Loan loss reserves                                    3,667              2,436
Mortgage servicing rights                                --              1,295
Post retirement and post
   employment benefits                                  142                228
Unrealized loss (gain)
   on securities                                      1,707             (1,328)
Accrued expenses not
   currently deductible                                 144                227
Servicing partnership
   valuation adjustment                               1,155              1,155
Tax deductible goodwill                               2,125              2,549
Other                                                   257                573
--------------------------------------------------------------------------------
      Total gross assets                             10,017              7,791
Less valuation allowance                             (1,206)            (1,356)
--------------------------------------------------------------------------------
      Gross assets net of
         valuation allowance                          8,811              6,435
--------------------------------------------------------------------------------
Deferred loan fees                                     (351)              (174)
Capitalized mortgage
   servicing fees                                        --             (2,942)
Tax loss from investment
   partnerships                                        (628)              (290)
Other                                                  (372)              (521)
--------------------------------------------------------------------------------
      Total gross liabilities                        (1,351)            (3,927)
--------------------------------------------------------------------------------
      Net deferred tax asset                        $ 7,460             $2,508
================================================================================

     The net deferred tax asset recognized by the Company is based on the combination of future reversals of existing taxable temporary differences, carryback availability and future taxable income.

     At December 31, 1999, the Company had a net loss carryforward for state tax purposes totaling $2.9 million, which expires in 2001.

10.  MORTGAGE BANKING ACTIVITIES:

     During the years ended December 31, 1999 and 1998, the Company sold mortgage loans and mortgage-backed securities collateralized by loans originated by ComNet totaling $632 million and $692 million, respectively, on a servicing retained or servicing released basis. At December 31, 1999, the principal balance of loans serviced by the Company for others totaled $0.2 billion, which was primarily related to current mortgage production awaiting transfer to the ultimate servicer. The principal balances of loans serviced by the Company for others totaled $1.4 billion and $1.3 billion at December 31, 1998 and 1997, respectively.

     The Company is required to remit to mortgage-backed securities investors the monthly principal collected and scheduled interest payments on most mortgages, including those for which no interest payments have been received due to delinquency. As of December 31, 1999, the principal amount of mortgages outstanding that are subject to this condition aggregated approximately $160 million, of which approximately $6 million were delinquent. Substantially all of these loans were sold without recourse and are guaranteed by FHLMC or FNMA.

11.  COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

     A summary of future minimum rental payments, excluding real estate taxes, insurance and maintenance, required under noncancelable operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999 follows:

============================================================
(IN THOUSANDS)
YEAR ENDING DECEMBER 31,                             AMOUNT
------------------------------------------------------------
        2000                                        $ 3,834
        2001                                          3,615
        2002                                          3,160
        2003                                          2,735
        2004                                          2,332
        2005 and thereafter                          14,599
------------------------------------------------------------
        Total                                       $30,275
============================================================

     Rent expense under operating leases was $3.7 million, $3.5 million, and $3.1 million for the years ended December 31, 1999, 1998, and 1997, respectively.

COMMITMENTS TO ORIGINATE LOANS

     The Company had outstanding commitments to originate fixed and adjustable rate residential mortgage loans of $7 million (interest rates ranged between 5.00% and 8.75%) and $4 million (interest rates ranged between 6.50% and 9.88%), respectively, at December 31, 1999. These commitments, generally, had an original term of 60 days.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with certain key officers, including the Chief Executive Officer, the Chief Operating Officer, and all Senior Vice Presidents. The agreements have terms of up to three years, with one-year renewal options at the discretion of the Board of Directors annually. The agreements also include provisions for certain severance payments. At December 31, 1999, the aggregate commitment for payments to the executives upon termination, without a change in control, was $2.0 million.

GUARANTY

     During 1999, the Company guaranteed a $2 million loan between the lessor of its headquarters building and a third party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


LITIGATION

     There are no material legal proceedings, other than as described below, to which the Company or any of its subsidiaries is a party, or to which any of their property is subject, other than proceedings routine to the business of the Company and its subsidiaries.

     In August 1995, the Bank commenced litigation against the United States in the U.S. Court of Federal Claims (the "Claims Court") seeking to recover damages or other monetary relief for the loss of its supervisory goodwill. The suit alleges that the treatment of such goodwill mandated by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") constitutes a breach of contract between the Bank and the United States and an unlawful taking of property by the United States without just compensation or due process in violation of the U.S. Constitution. The suit emanates from the Bank's acquisition of First Family Federal Savings and Loan Association of Lansdale, Pennsylvania in 1982, pursuant to which the government agreed to the use of the purchase method of accounting under generally accepted accounting principles and the recording of approximately $61 million of goodwill as an asset resulting from the voluntary supervisory merger. (There was no financial assistance from the Federal Savings and Loan Insurance Corporation.) Since the enactment of FIRREA, numerous suits have been filed on behalf of thrift institutions and their holding companies alleging similar theories for breach of contract. The goodwill balance associated with the First Family acquisition at the point of FIRREA enactment in 1989 was $48 million.

     In recent years, the Claims Court, the United States Court of Appeals for the Federal Circuit, and the United States Supreme Court have handed down decisions relating to the liability portion of the breach of contract claims brought by other thrift institutions. On July 1, 1996, the United States Supreme Court ruled in the consolidated cases (United States v. Winstar Corporation) and determined that when Congress adopted the accounting changes to supervisory goodwill specified in FIRREA, the government had breached contractual agreements with these thrift institutions regarding the accounting rules. As of February 2000, the Claims Court had ruled in favor of thrift plaintiffs on liability for breach of contract in a number of additional Winstar-related cases. In 1999, the United States appealed the Claims Court liability ruling in the CalFed case to the U.S. Court of Appeals for the Federal Circuit. Also, in 1999, the Bank filed a motion of summary judgment on liability for breach of contract. However, the Courts may determine that the Bank's claims involve materially different facts and/or legal issues as to render the Winstar case inapplicable to the litigation and thereby result in a different conclusion from that of the Winstar case. Moreover, the damages portion of the claims presented by the Winstar-related plaintiff thrift institutions is currently being litigated and could take several years to resolve. During 1999, the Claims Court issued decisions relating to the amount of damages claimed by plaintiffs in three Winstar-related cases. In these three cases, the Courts accepted and rejected various damages claims by the respective thrift plaintiffs. The Claims Court damages awards were: Glendale case, $909 million; CalFed case, $23 million; LaSalle Talman case, $5 million. The damages decisions in these three cases have been appealed to the U.S. Court of Appeals for the Federal Circuit. There can be no assurance that the Bank will prevail in its action, and if it does prevail, that the Courts will find that the Bank is entitled to any substantial amount of damages.

     On October 31, 1996, the Bank filed a complaint against CoreStates Financial Corporation and others in the Court of Common Pleas for Chester County, Pennsylvania for damages related to Commonwealth's acquisition on June 28, 1996, of twelve former Meridian Bank branch offices from CoreStates. The complaint alleges, among other things, that CoreStates breached the branch sales agreement and that Commonwealth's relationships with its new customers were damaged as a result of negligence and errors committed by CoreStates and its affiliates in connection with the conversion of the former Meridian Bank customers to Commonwealth's banking system and the reissuance of bank cards for use at Commonwealth's automated teller machines.

12.  EMPLOYEE BENEFIT PLANS:

     The Company has a cafeteria-type health and welfare plan for the benefit of all employees and their dependents. Participation in the plan is voluntary. Participants contribute monthly through payroll deductions. The Company's contributions totaled $1.2 million for each of the years ended December 31, 1999, 1998, and 1997.

     The Company terminated its noncontributory defined benefit pension plan during 1997, and replaced it with a Target Benefit Plan and an enhanced 401(k) Plan to include a Profit Sharing and a 401(k) Match component. Commonwealth's contributions to the Target Benefit Plan are designed to meet the targeted benefit for each participant based on an actuarially determined formula and are paid annually to each participant. The Company's Board of Directors determines the amount that will be contributed annually to each employees' Profit Sharing account based on Commonwealth's performance. Participant contributions to the Company's 401(k), up to a maximum of 3% of salary, are matched 25% by the Company. All funds contributed to the Target Benefit Plan, Profit Sharing, and 401(k) Match are held in a trust fund. The Company contributed $0.6 million, $0.6 million, and $0.5 million for the year ended December 31, 1999, 1998, and 1997, respectively, to the Target Benefit Plan, Profit Sharing, and 401(k) Match.

     The Company's employee savings plan (401(k)) is for the benefit of all employees having the requisite service period. Contributions are made at the discretion of the employee. Investment categories available within the plan include mutual funds and Company stock. Company stock totaled $6 million, or 35% of the plan's assets at December 31, 1999.

     The Company provides an Employee Stock Ownership Plan ("ESOP") to employees age 21 or older who have at least one year of credited service with the Company. In June 1996, the ESOP borrowed $9.3 million from the Company to purchase 0.8 million shares of the Company's common stock in the conversion and reorganization, and to repay the balance of a loan from an unaffiliated lender relating to the purchase of shares of common stock of the Bank in the Bank's initial public offering in January 1994. The Company made scheduled discretionary cash contributions to the ESOP sufficient to amortize the principal and interest on the loan, which was scheduled to mature in March 2006. On March 31, 1999, the ESOP entered into an agreement with the Bank to borrow $7.3 million to repay the remaining principal amount of the loan with the Company. The loan is payable in equal quarterly installments and matures in March 2006. Unallocated shares are released annually and allocated to individual accounts. Dividends on unallocated shares are not considered dividends for financial reporting purposes and are used to pay debt service. The Company recognized compensation expense of $1.6 million, $1.9 million, and $1.7 million relating to the ESOP for the year ended December 31, 1999, 1998, and 1997, respectively. As of December 31, 1999, the ESOP held 1.3 million shares, of which 0.6 million had been allocated. The fair value of unearned ESOP shares at December 31, 1999 approximated $10.9 million.

     In addition to the ESOP, the Company has established a management recognition plan for directors and a management recognition plan for officers (collectively, the Recognition Plans). The objective of the Recognition Plans is to enable the Company to provide directors and officers with a proprietary interest in the Company as an incentive to contribute to its success. The Bank contributed funds to the Recognition Plans to enable the Recognition Plans to acquire 4% of the common stock in the Bank's initial public offering in January 1994. The purchase of an additional 4% of the common stock sold in the 1996 conversion and reorganization was authorized by shareholders at the December 17, 1996 Special Meeting of Shareholders. Such amounts have been charged to equity, representing the cost of shares acquired for the Recognition Plans. Unless the administrators specify otherwise, shares of common stock granted pursuant to the Recognition Plans generally will be in the form of restricted stock payable over a five-year period at the rate of 20% per year, commencing on the date of grant of the award. Compensation expense in the amount of the fair value of the common stock at the date of grant to the recipient will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of, and are required to be held in trusts. The Company recognized expense related to the Recognition Plans of $1.4 million, $1.3 million, and $1.2 million for the year ended December 31, 1999, 1998, and 1997, respectively.

     In connection with the 1994 reorganization and stock offering, the Company adopted the 1993 Directors' Stock Option Plan. Authorized shares of common stock equal to 1.5% of the common stock in the stock offering (or 0.1 million shares adjusted for the 2.0775 exchange ratio) were reserved for issuance pursuant to the Directors' Stock Option Plan. The 1996 Stock Option Plan provides the Directors the option to purchase, as a group, 2.1% of the common stock in the 1996 stock offering, or 0.2 million shares of common stock. The Stock Option Plans provide that each current director who is not an officer or employee of the Company be granted compensatory options to purchase shares of common stock. The per share exercise price of a compensatory stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. Options granted under the 1996 Stock Option Plan vest and are exercisable 20% per year over a five-year period, commencing on the first anniversary of the date of grant. An option granted under the Stock Option Plan will be exercisable until the earlier of ten years after its date of grant or three years after the date on which the optionee ceases to be a nonemployee director.

     Additionally, the Company adopted the 1993 and 1996 Stock Incentive Plans ("Stock Option Plans") in connection with the 1994 and 1996 reorganization and stock offerings, respectively. The Stock Option Plans authorize the grant of stock options and stock appreciation rights equal to 8.5% and 7.9% of the common stock in the 1994 and 1996 stock offerings, respectively. Under

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


the Stock Option Plans, certain officers and key employees may be granted options, which may be incentive or compensatory. The per share exercise price of an incentive stock option shall at least equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option shall at least equal the greater of par value, or 85% of the fair market value of a share of common stock on the date the option is granted. In connection with the stock offerings, 0.7 million and 0.8 million options were reserved for issuance in the 1993 and 1996 plans, respectively.

     The Company accounts for Stock Option Plans under Accounting Principles Board Opinion No. 25, and accordingly, no compensation expense has been recognized in the financial statements of the Company. Had compensation expense for these plans been determined consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for the years ended December 31, 1999, 1998, and 1997 would have been reduced as follows:

================================================================================
(IN THOUSANDS,
EXCEPT PER SHARE DATA)                       1999           1998           1997
--------------------------------------------------------------------------------
Net Income - as reported                  $16,668        $10,932        $16,369
Net Income - pro forma                    $15,669        $ 9,985        $15,643
--------------------------------------------------------------------------------
Basic earnings
   per share - as reported                $  1.37        $  0.76        $  1.06
Basic earnings
   per share - pro forma                  $  1.28        $  0.70        $  1.01
Diluted earnings
   per share - as reported                $  1.32        $  0.73        $  1.02
Diluted earnings
   per share - pro forma                  $  1.24        $  0.67        $  0.98
================================================================================

     Because the SFAS No. 123 method has not been applied to stock options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each stock option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rate of 6.53%, 4.69%, and 5.41%; expected volatility of 25%, 65%, and 32%; dividend yield of 2.93%, 1.98%, and 1.42%; and an expected life of seven years.

     A summary of activity under the various stock option plans for the years ended December 31, 1999, 1998, and 1997 follows:

================================================================================
                                                                    WEIGHTED
                                                                     AVERAGE
                                             OPTIONS                 PRICE
--------------------------------------------------------------------------------
Options outstanding
December 31, 1996                           1,527,677                $10.77
     Granted                                   50,716                 18.37
     Exercised                                (87,763)                 4.81
     Forfeited                                (43,864)                12.02
--------------------------------------------------------------------------------
Options outstanding
December 31, 1997                           1,446,766                $11.36
     Granted                                  141,044                 19.61
     Exercised                                (55,543)                 5.61
     Forfeited                                (64,431)                13.29
--------------------------------------------------------------------------------
Options outstanding
December 31, 1998                           1,467,836                $12.28
     Granted                                   77,032                 16.80
     Exercised                               (115,307)                11.96
     Forfeited                                (42,635)                12.59
--------------------------------------------------------------------------------
Options outstanding
December 31, 1999                           1,386,926                $13.40
--------------------------------------------------------------------------------
Options exercisable
December 31, 1999                             963,381                $10.71
================================================================================

13.  REGULATORY CAPITAL REQUIREMENTS:

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and Tier I capital (as defined in the regulations) to adjusted total assets, and of risk-based capital to risk-weighted assets. Management believes that, as of December 31, 1999, the Bank met all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, core risk-based, and core ratios as set forth in the table. There have been no conditions or events since that notification which, in management's opinion, would have changed the institution's well capitalized status. Commonwealth Bancorp, the holding company of the Bank, is not regulated by the OTS and therefore its capital ratios are not included herein.

     Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, adequately capitalized institutions are required to maintain a core capital ratio (as defined) of 4.0% or greater. The Bank's capital exceeded this requirement by $46 million. In April 1991, the OTS issued a proposal to increase the core capital requirement for most savings institutions. Under the proposal, only institutions with the highest rating under the OTS MACRO rating system would be permitted to operate at or near the current 3.0% core capital requirement. For all other savings institutions, the minimum required ratio would be 3.0% plus at least an additional 100 to 200 basis points, as determined by the OTS on a case-by-case basis.

     For regulatory purposes and under OTS guidelines, unrealized losses on securities held available for sale, net of tax, of $3.2 million were added to core and tangible capital as of December 31, 1999. These unrealized losses, net of tax, however, are deducted from shareholders' equity under generally accepted accounting principles. Risk-based capital, for regulatory requirements, includes the $10.5 million allowance for loan losses at December 31, 1999.

     In 1993, the OTS adopted an amendment to its risk-based capital requirements that will require institutions with more than a "normal" level of interest rate risk to maintain additional risk-based capital. As of December 31, 1999, the OTS has continued to delay implementation of this regulation. Under the regulation, a savings bank will be considered to have a "normal" level of interest rate risk if the decline in its net portfolio value after an immediate and sustained 200-basis-point increase or decrease in market interest rates (whichever leads to the greater decline) is less than 2.0% of the current estimated value of its assets. An institution with more than "normal" interest rate risk will be required to deduct from capital, for purposes of calculating its risk-based capital ratio, an "interest rate risk component" in an amount equal to one-half of the difference between its measured interest rate risk and 2.0% multiplied by the estimated economic value of its total assets. This deduction of an interest rate risk component from capital would effectively increase the amount of capital otherwise required to satisfy the risk-based capital requirement. However, events beyond the control of the Bank, such as changing interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


     A summary of the Bank's capital amounts and ratios as of December 31, 1999 follows:

====================================================================================================================================
                                                                                     MINIMUM                     TO BE WELL
                                                                                  FOR CAPITAL                  CAPITALIZED FOR
                                                                                    ADEQUACY                  PROMPT CORRECTIVE
                                                    ACTUAL                          PURPOSES                 ACTION PROVISIONS
                                            ----------------------------     -----------------------      --------------------------
(DOLLARS IN THOUSANDS)                      RATIO              AMOUNT        RATIO           AMOUNT       RATIO            AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets           7.9%            $  151,270
                                            ----
Intangible assets                                               (33,048)
Unrealized loss on available-for-sale
     securities, net of tax                                       3,150
                                                             ----------
Tangible capital, and ratio to
     OTS adjusted total assets               6.4             $  121,372        1.5%         $28,362
                                            ----             ==========       ----          =======
Core capital, and ratio to OTS
     adjusted total assets                   6.4             $  121,372        3.0          $56,724        5.0%           $ 94,539
                                            ----             ==========       ----          =======       ----            ========
Core capital, and ratio to OTS
     risk-weighted assets                   10.4             $  121,372                                    6.0            $ 70,080
                                            ----             ----------                                   ----            ========
Allowance for loan losses                                        10,478
                                                             ----------
Supplementary capital                                            10,478
                                                             ----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)           11.3             $  131,850        8.0          $93,439       10.0            $116,799
                                            ----             ==========       ----          =======       ----            ========
OTS Total assets                                             $1,920,686
                                                             ==========
OTS Adjusted total assets                                    $1,890,787
                                                             ==========
OTS Risk-weighted assets                                     $1,167,993
                                                             ==========


(1) Does not reflect the interest rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

     A summary of the Bank's capital amounts and ratios as of December 31, 1998 follows:

====================================================================================================================================
                                                                                     MINIMUM                     TO BE WELL
                                                                                  FOR CAPITAL                  CAPITALIZED FOR
                                                                                    ADEQUACY                  PROMPT CORRECTIVE
                                                    ACTUAL                          PURPOSES                 ACTION PROVISIONS
                                            ----------------------------     -----------------------      --------------------------
(DOLLARS IN THOUSANDS)                      RATIO              AMOUNT        RATIO           AMOUNT       RATIO            AMOUNT
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity,
     and ratio to OTS total assets           7.7%            $  172,313
                                            ----
Intangible assets                                               (39,830)
Unrealized gain on available-for-sale
     securities, net of tax                                      (2,487)
                                                             ----------
Tangible capital, and ratio to
     OTS adjusted total assets               5.9             $  129,996        1.5%         $32,973
                                            ----             ==========       ----          =======
Core capital, and ratio to OTS
     adjusted total assets                   5.9             $  129,996        3.0          $65,947         5.0%          $109,911
                                            ----             ==========       ----          =======        ----           ========
Core capital, and ratio to OTS
     risk-weighted assets                   10.8             $  129,996                                     6.0           $ 72,507
                                            ----             ----------                                    ----           =======
Allowance for loan losses                                         9,589
                                                             ----------
Supplementary capital                                             9,589
                                                             ----------
Total risk-based capital, and ratio to
     OTS risk-weighted assets (1)           11.6             $  139,585        8.0          $96,676        10.0           $120,845
                                            ----             ==========       ----          =======        ----           ========
OTS Total assets                                             $2,240,535
                                                             ==========
OTS Adjusted total assets                                    $2,198,218
                                                             ==========
OTS Risk-weighted assets                                     $1,208,447
                                                             ==========

(1) Does not reflect the interest rate risk component of the risk-based capital requirement, the effective date of which has been postponed.

14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to fluctuations in interest rates (hedging). These off-balance-sheet financial instruments as of December 31, 1999, include interest rate caps and mandatory and optional forward commitments. During 1999, the Company terminated all interest rate swap agreements to which it was a party. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract or notional amounts of these instruments represent the extent of involvement the Company has in particular classes of financial instruments.

OFF-BALANCE-SHEET CREDIT RISK

     For interest rate swap transactions, forward and options contracts, the contract or notional amounts do not represent exposure to credit loss. The Company controls credit risk by conducting transactions only with "primary" U.S. Government dealers as established by the Federal Reserve Bank, money center banks, recognized GNMA dealers, and major investment firms, and by setting policies for transaction volume limitations and periodic monitoring. Each broker, dealer or bank is carefully evaluated on the basis of its financial strength, reputation and expertise. Unless noted otherwise, the Company does not require collateral or other securities to support financial instruments with credit risk.

SUMMARY OF FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

============================================================================
                                                CONTRACT OR NOTIONAL AMOUNT
                                                        DECEMBER 31,
                                                ----------------------------
(IN THOUSANDS)                                     1999              1998
----------------------------------------------------------------------------
Interest rate swap agreements                   $     --           $112,500
Interest rate cap agreements                      65,000             65,000
Mandatory forward contracts                       28,000            102,600
Option Contracts:
   Puts                                            2,000             15,000
   Calls                                           2,000                 --
============================================================================

INTEREST RATE SWAPS

     Interest rate swaps are contractual agreements between two parties to exchange interest payments on a specified principal amount (referred to as the "notional" amount) for a specified period, without the exchange of the underlying principal amount. In most instances, the swap involves the exchange of variable interest payments and fixed interest payments. The Company uses swaps to reduce the impact of interest rate changes on short-term funding sources that are, in turn, used to finance fixed rate mortgage-backed securities.

     The Company was not a party to interest rate swap agreements at December 31, 1999. At December 31, 1998, the Company had notional balances of interest rate exchange agreements totaling $113 million with interest payable at fixed rates. The weighted average rate to be paid by the Company at December 31, 1998 was 5.35%. In return, the Company was to receive variable interest payments at the London Interbank Offer Rate (LIBOR) payable every three or six months. At December 31, 1998, the weighted average variable yield was 5.36%. The amounts receivable or payable are credited or charged to interest expense on notes payable and other borrowings. There were no swap receivables or swap payables at December 31, 1999. Included in other assets were swap receivables of $0.8 million at December 31, 1998. Included in other liabilities were swap payables of $1.5 million at December 31, 1998.

     Since the Company had no interest rate swaps outstanding as of December 31, 1999, there were no FHLMC, FNMA, and GNMA mortgage-backed securities pledged by the Company as collateral as of December 31, 1999. FHLMC, FNMA, and GNMA mortgage-backed securities, with a combined amortized cost and market value of $0.2 million were pledged by the Company as collateral for the interest rate swaps outstanding as of December 31, 1998.

     In the event of nonperformance by the other parties to the interest rate swap agreements, there was no credit risk to the Company at December 31, 1998.

INTEREST RATE CAP AGREEMENTS

     Interest rate cap agreements are instruments used by the Company in hedging certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and strike rate per the cap contract, if the actual rate is higher than the strike rate. At both December 31, 1999 and 1998, the Company had notional balances of interest rate cap agreements totaling $65 million. The Company receives variable interest pay-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


ments based on the spread between the variable-month LIBOR rate and the strike price of the caps if the variable-month LIBOR rate is higher than the strike rate. The weighted average strike price of the agreements held by the Company at both December 31, 1999 and 1998 was 6.79%. These agreements have expiration dates between May 2000 and September 2000. There were no unamortized fees at December 31, 1999. Unamortized fees at December 31, 1998 were $0.3 million and were included in other assets. In the event of nonperformance by the other parties to the interest rate cap agreements, there was no credit risk to the Company at December 31, 1999. The unamortized fees of $0.3 million represented the credit risk to the Company for interest rate cap agreements at December 31, 1998.

MANDATORY AND OPTIONAL FORWARD CONTRACTS

     A forward contract is a legal agreement between two parties to purchase or sell a specific quantity of a financial instrument, at a specified price, with delivery and settlement at a specified future date. Because forward contracts lack the liquidity and protection provided by regulated exchanges, there is a heightened risk of default by the counterparties. The Company had open mandatory forward commitments for future delivery of FNMA and FHLMC guaranteed pass-through certificates of $28 million and $103 million, respectively, as of December 31, 1999 and 1998.

     At December 31, 1999, the Company had $0.3 million exposure to credit loss in the event of nonperformance by other parties relating to the mandatory forward commitments, which represented the difference between the contractual amount and the fair value of these agreements. The Company had no exposure to credit loss in the event of nonperformance by other parties to the mandatory forward commitments at December 31, 1998.

     The Company purchases put and call options on U.S. Treasury bond futures as an alternative to mandatory forward contracts. The Company had outstanding put options of $2 million and $15 million at December 31, 1999 and 1998, respectively. The Company had call options outstanding of $2 million at December 31, 1999, compared to no call options outstanding at December 31, 1998.

15.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been derived based on management's assumptions with respect to future economic conditions, the amount and timing of future cash flows, and estimated discount rates. Different assumptions could significantly affect these estimates. Accordingly, the actual fair value if the asset or liability were to be sold or settled at the current date could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' values and should not be considered an indication of the fair value of the combined Company taken as a whole.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Cash and cash equivalents-The carrying amounts reported in the balance sheet approximate the fair value for those assets.

     Securities-Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments.

     Mortgage loans held for sale and loans receivable-The fair values for certain mortgage loans are based on quoted prices of similar loans, adjusted for differences in loan characteristics. The fair values for other loans are estimated through discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality. The carrying amount of accrued interest approximates its fair value.

     Mortgage servicing rights-The fair value of mortgage servicing rights are estimated by discounting the future cash flows at a rate that management believes to be reasonable. The future cash flows used to estimate the fair value of these financial instruments are adjusted for prepayments.

     Deposit liabilities-The fair values disclosed for demand deposits, savings accounts and certain money market accounts are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

     Notes payable and other borrowings-The fair values of secured notes due to FHLB of Pittsburgh and borrowings under repurchase agreements are estimated using the rates currently offered for liabilities of similar remaining maturities. The fair values of other borrowings are based on quoted prices.

     Off-balance-sheet instruments-Fair values for the Company's off-balance-sheet instruments (swaps, caps, forwards, options and lending commitments) are based on quoted prices, current settlement values, pricing models or other formulas.

     At December 31, 1999 and 1998, the estimated fair values of the Company's financial instruments were as follows:

=================================================================================================================================
                                                                   DECEMBER 31, 1999                      DECEMBER 31, 1998
                                                            ---------------------------------------------------------------------
                                                             CARRYING               FAIR              CARRYING           FAIR
(IN THOUSANDS)                                                AMOUNT               VALUE               AMOUNT           VALUE
---------------------------------------------------------------------------------------------------------------------------------
Financial assets:
     Cash and cash equivalents                              $   61,751           $   61,751          $  106,677       $  106,677
     Mortgage loans held for sale                               24,005               24,005             120,642          120,642
     Investment securities                                      68,219               68,219              34,515           34,515
     Mortgage-backed securities                                290,954              290,245             524,141          525,771
     Loans receivable, net                                   1,361,430            1,330,312           1,338,177        1,347,918
     FHLB stock                                                 18,400               18,400              18,400           18,400
     Mortgage servicing rights                                      --                   --               9,969           10,176
Financial liabilities:
     Deposits                                                1,503,746            1,496,263           1,605,299        1,604,870
     Secured notes due to FHLB of Pittsburgh                   127,000              126,563             240,500          241,147
     Securities sold under agreements to repurchase            100,000               99,757             166,000          167,732
     Other borrowings                                            9,076                9,071                  --               --
=================================================================================================================================
                                                                   DECEMBER 31, 1999                      DECEMBER 31, 1998
                                                            ---------------------------------------------------------------------
                                                             CARRYING               FAIR              CARRYING           FAIR
(IN THOUSANDS)                                                AMOUNT               VALUE               AMOUNT           VALUE
---------------------------------------------------------------------------------------------------------------------------------
Unrecognized Financial Instruments:
     Commitments to originate loans                             $   --               $   --             $   --            $   --
     Interest rate swaps                                            --                   --               (690)           (3,060)
     Interest rate caps                                             --                    5                301                14
     Mandatory forward commitments                                  --                  300                 --                --
     Put and call options                                           16                    2                 34                57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Commonwealth Bancorp, Inc. and Subsidiaries


16.  SEGMENT REPORTING:

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 introduces a new model for segment reporting, called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. Reportable segments are based on product and services, geography, legal structure, management structure - any manner in which management disaggregates a company. The Company's segment reports follow:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------------------------------------
                                                   1999                                      1998
                                  --------------------------------------    ---------------------------------------
                                   BANKING       MORTGAGE                    BANKING       MORTGAGE
(IN THOUSANDS)                    OPERATIONS    OPERATIONS  CONSOLIDATED    OPERATIONS    OPERATIONS   CONSOLIDATED
                                  --------------------------------------    ---------------------------------------
Net interest income
  after provision
   for loan losses                $   62,744     $ 3,869     $   66,613     $   62,085     $  5,065     $   67,150
Noninterest income:
  Servicing fees                      (2,509)      5,790          3,281         (2,832)       6,426          3,594
  Net gain on sale of
     mortgage loans                     (525)     12,206         11,681         (1,297)      12,139         10,842
  Other                               13,519       1,646         15,165         12,619         (109)        12,510
                                  --------------------------------------    ---------------------------------------
    Total noninterest income          10,485      19,642         30,127          8,490       18,456         26,946
                                  --------------------------------------    ---------------------------------------

Noninterest expense:
  Compensation and
     employee benefits                26,672       9,983         36,655         25,369       12,497         37,866
  Other                               30,472       6,137         36,609         33,215        6,789         40,004
                                  --------------------------------------    ---------------------------------------
    Total noninterest expense         57,144      16,120         73,264         58,584       19,286         77,870
                                  --------------------------------------    ---------------------------------------

Income before
   income taxes                       16,085       7,391         23,476         11,991        4,235         16,226
Income tax provision                   4,221       2,587          6,808          3,812        1,482          5,294
                                  --------------------------------------    ---------------------------------------

Net income                        $   11,864     $ 4,804     $   16,668     $    8,179     $  2,753     $   10,932
                                  ======================================    =======================================

Total assets                      $1,874,887     $47,509     $1,922,396     $2,106,127     $151,372     $2,257,499
                                  ======================================    =======================================

                                       FOR THE YEAR ENDED DECEMBER 31,
                                  ------------------------------------------
                                                    1997
                                  ------------------------------------------
                                   BANKING         MORTGAGE
(IN THOUSANDS)                    OPERATIONS      OPERATIONS    CONSOLIDATED
                                  ------------------------------------------
Net interest income
  after provision
   for loan losses                 $65,571         $ 3,217        $68,788
Noninterest income:
  Servicing fees                    (2,577)          7,762          5,185
  Net gain on sale of
     mortgage loans                   (811)          5,804          4,993
  Other                             11,396               1         11,397
                                  ------------------------------------------
    Total noninterest income         8,008          13,567         21,575
                                  ------------------------------------------

Noninterest expense:
  Compensation and
     employee benefits              24,333           8,636         32,969
  Other                             26,893           6,186         33,079
                                  ------------------------------------------
    Total noninterest expense       51,226          14,822         66,048
                                  ------------------------------------------

Income before
   income taxes                     22,353           1,962         24,315
Income tax provision                 7,282             664          7,946
                                  ------------------------------------------

Net income                         $15,071         $ 1,298        $16,369
                                  ==========================================

Total assets


17.  ACQUISITIONS AND DIVESTITURES:

     In January of 2000, the Company completed the acquisition of certain business interests of the Tyler Group. Tyler offers financial planning and investment advisory services to individuals and small businesses in Southeast Pennsylvania. Its products and services will be marketed to Commonwealth customers through Tyler Wealth Counselors, Inc., a newly formed subsidiary of Commonwealth Bank.

     During the third quarter of 1999, Commonwealth Bank exited substantially all of the third party mortgage servicing business, and sold its existing $1.0 billion FHLMC and FNMA mortgage servicing portfolio to National City Mortgage Co. The pre-tax gain resulting from the sale totaled $1.6 million in the third quarter of 1999.

     On June 28, 1999, Commonwealth Bank completed the sale of two branches in Lebanon County, Pennsylvania to another financial institution, resulting in a pre-tax gain of $1.0 million in the second quarter of 1999. As of June 28, 1999, the two branches had $37 million of combined deposits and $11 million of consumer and commercial loans.

     On March 31, 1998, Commonwealth Bank acquired a Virginia mortgage production office of Edmunds Financial Corporation d/b/a Service First Mortgage. Under the terms of the transaction, this operation conducts business under the ComNet Mortgage Services name.

SHAREHOLDER INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries


BOARD OF DIRECTORS
GEORGE C. BEYER, JR.                       President and Chief Executive Officer
                                           of Valley Forge Financial Group, Inc.

JOSEPH E. COLEN, JR.                      Chairman of Machined Metals Co., Inc.,
                                     President of Jennings International Co. and
                                              President of Oak-Corson Realty Co.

RICHARD J. CONNER*                                 Retired, previously President
                                                   of Connor's Firestone Service

JOANNE HARMELIN                         President and Chief Executive Officer of
                                                   Harmelin and Associates, Inc.

MICHAEL T. KENNEDY               Chairman, President and Chief Executive Officer
                                                  of Radnor Holdings Corporation

MARTIN E. KENNEY, JR.                       Chairman and Chief Executive Officer
                                                              of WRC Media, Inc.

CHARLES H. MEACHAM                       Chairman and Chief Executive Officer of
                                Commonwealth Bancorp, Inc. and Commonwealth Bank

HARRY P. MIRABILE                    Retired, previously Secretary and Treasurer
                                                    of Mirabile Beverage Company

NICHOLAS SCLUFER*                               Senior Partner of Penton Company

ADVISORY COMMITTEE
George W. Snear, Sr.                                           Funeral Director,
                                                    George W. Snear Funeral Home

COMMONWEALTH BANK OFFICERS

Charles H. Meacham                Chairman of the Board, Chief Executive Officer
Patrick J. Ward                               President, Chief Operating Officer

David K. Griest                 Senior Vice President, Chief Information Officer
Charles M. Johnston               Senior Vice President, Chief Financial Officer
William J. Monnich                      Senior Vice President, Community Banking
Brian C. Zwaan                         Senior Vice President, Commercial Banking

Theodore T. Aicher                                     Vice President, Treasurer
Lisa H. Albany                                  Vice President, Consumer Lending
Ellen L. Benson                                  Vice President, Human Resources
James L. Jillson                                 Vice President, Consumer Credit
Robert D. Kane                                        Vice President, Controller
Kathleen J. Lippincott               Vice President, Operations Support Services
Malcolm W. MacKellar                          Vice President, Commercial Lending
Brian J. Maguire                                       Vice President, Marketing
Karen S. Magurn                              Vice President, Supermarket Banking
William P. Mulholland                            Vice President, General Auditor
Cynthia Mullen                                   Vice President, Service Quality
James E. Schwartz                            Vice President, Traditional Banking
Rose Marie J. Smith                      Vice President, Administrative Services
Andrew J. Stackhouse                    Vice President, Cash Management Services
Nicholas J. Wright                  Vice President, Network and Desktop Services

COMNET MORTGAGE SERVICES OFFICERS
A DIVISION OF COMMONWEALTH BANK

Peter A. Kehoe                                                         President
James N. Busciacco                           Vice President, Loan Administration
Tracy L. Johnson                          Vice President, Residential Operations

* Director Emeritus

TYLER WEALTH COUNSELORS, INC.
A SUBSIDIARY OF COMMONWEALTH BANK

Harry R. Tyler                                                         President

CORPORATE INFORMATION
ANNUAL MEETING:

April 18, 2000 at 9:00 a.m.
The Best Western Hotel, 815 North Pottstown Pike
Exton, Pennsylvania  19341

TRANSFER AGENT AND REGISTRAR:

Address changes and all shareholder inquiries should be directed to:
Registrar & Transfer Company
10 Commerce Drive, Cranford, New Jersey 07016
1-800-368-5948

INVESTOR INFORMATION:

Analysts, investors and others requesting additional financial information may contact:

Charles M. Johnston, Chief Financial Officer
Commonwealth Bancorp, Inc.
2 West Lafayette Street, Norristown, Pennsylvania  19401-4758
610-313-2189

COMMONWEALTH NEWS RELEASES:

Copies of the Company's recent news releases, including quarterly earnings releases, can be obtained through our website at www.CommonwealthBank.com.

MARKET FOR COMMON STOCK:

Commonwealth Bancorp, Inc.'s common stock is traded on The Nasdaq Stock Market under the symbol "CMSB". At December 31, 1999, the 11,934,695 shares of common stock were held by 5,533 holders of record, which does not reflect the number of beneficial owners of the common stock.

The following table sets forth the reported high and low sale prices of a share of common stock during the periods indicated.

Quarter Ended:                                               Dividends Declared
                                  High           Low              Per Share

1998_______________________________________________________________________
   March 31                     $22.500        $18.625              $0.08
   June 30                       24.563         21.313               0.08
   September 30                  23.500         13.375               0.08
   December 31                   16.000         10.422               0.08
1999_______________________________________________________________________
   March 31                      16.750         14.688               0.09
   June 30                       18.375         13.125               0.09
   September 30                  19.375         16.875               0.09
   December 31                   17.500         15.500               0.09

AUDITORS:

Arthur Andersen LLP, 1601 Market Street, Philadelphia, Pennsylvania 19103

LEGAL COUNSEL:

Pepper, Hamilton & Scheetz
2 Logan Square, Philadelphia, Pennsylvania  19141

SPECIAL COUNSEL:

Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street NW, Washington, DC  20005

================================================================================
                                       [RECYCLE LOGO] Printed on recycled paper.



COMMONWEALTH WEBSITE:                                 COMNET WEBSITE:
http://www.CommonwealthBank.com                       http://www.ComMortgage.com

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BRANCH INFORMATION  Commonwealth Bancorp, Inc. and Subsidiaries

LOCATIONS OF COMMONWEALTH BANK

o    CORPORATE HEADQUARTERS
     Commonwealth Bank Plaza
     2 West Lafayette Street
     Norristown, PA 19401-4758

BERKS COUNTY

o    BIRDSBORO
     350 West Main Street

o    EXETER
     4215 Perkiomen Avenue

o    HEIDELBERG
     4641 Penn Avenue

o    KUTZTOWN
     601 East Main Street

o    MOHNTON
     14 West Wyomissing Avenue

o    READING (4)
     -  830 Lancaster Avenue
     -  2040 Centre Avenue
     -  445 Penn Street
     -  956 North Ninth Street

o    SINKING SPRING
     Giant Food Stores
     Spring Towne Center

o    TEMPLE
     4950 Kutztown Road

o    WYOMISSING
     Wyomissing Hills Professional Center

BUCKS COUNTY

o    FAIRLESS HILLS
     Giant Food Stores
     Fairless Hills Shopping Center

o    PENNDEL
     U.S. #1 & Durham Road

o    SOUDERTON
     705 Route 113

o    SOUTHAMPTON
     Giant Food Stores
     Southampton Shopping Center

o    WARMINSTER
     Giant Food Stores
     Cedar Point Plaza

o    WARRINGTON
     Redner's Warehouse Market
     Doylestown Pointe

CHESTER COUNTY

o    EXTON
     Clemens Markets
     Lionville Shopping Center

o    KENNETT SQUARE
     New Garden Shopping Center

o    PHOENIXVILLE
     Maple Lawn Center

o    WAYNE
     Chesterbrook Village Center

o    WEST CHESTER (2)
     -  Marketplace Shopping Center
     -  Giunta's Thriftway
        Bradford Plaza

o    WEST GROVE
     106 West Evergreen Street

DELAWARE COUNTY

o    ALDAN
     Giant Food Stores
     Providence Village

o    NEWTOWN SQUARE
     3531 West Chester Pike

LEHIGH COUNTY

o    TREXLERTOWN
     Giant Food Stores - Trexler Mall

o    WHITEHALL
     Giant Food Stores
     MacArthur Towne Centre

MONTGOMERY COUNTY

o    AUDUBON
     Audubon Village Shopping Center

o    BLUE BELL
     Giant Food Stores
     The Shoppes at Blue Bell

o    COLLEGEVILLE
     Redner's  Warehouse Markets
     The Marketplace at Collegeville

o    CONSHOHOCKEN
     Plymouth Square Shopping Center

o    GLENSIDE
     139 South Easton Road

o    HORSHAM
     Giant Food Stores
     Horsham Point Shopping Center

o    KING OF PRUSSIA
     DeKalb Plaza Shopping Center

o    LANSDALE (3)
     -  Hillcrest Shopping Center
     -  Sumney Forge Square
     -  521 West Main Street

o    MONTGOMERYVILLE
        Giant Food Stores
        Montgomeryville Square

o    NORRISTOWN (2)
     -  5 West Germantown Pike
     -  2 West Lafayette Street

o    POTTSTOWN
     Weis Markets
     The Pottstown Center

o    ROYERSFORD
     Limerick Square

o    SPRING HOUSE
     Clemens Markets
     Spring House Center

o    TRAPPE
     Trappe Shopping Center

o    TROOPER (2)
     -  Park Ridge Shopping Center
     -  Giant Food Stores
        Audubon Square Shopping Center

PHILADELPHIA COUNTY

o    PHILADELPHIA (14)
     -  One Penn Square West
     -  3292 Red Lion Road
     -  8729 Frankford Ave.
     -  7149 Frankford Ave.
     -  7425 Frankford Ave.
     -  2501 Welsh Road
     -  6537 Castor Ave.
     -  6958 Torresdale Ave.
     -  6500 Tabor Road
     -  9896 Bustleton Ave.
     -  Gross' Thriftway
        Port Richmond Village
     -  ShopRite Food Stores
        Boulevard Plaza
        Lawndale Plaza
     -  Superfresh
        Cottman & Bustleton Center



Office Listings as of February 29, 2000


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o    41 Traditional Branches
     21 Supermarket Branches
*    Corporate Headquarters




LOCATIONS OF COMNET MORTGAGE SERVICES

     o Fairfax, VA
     o Horsham, PA
     o Skillman, NJ
     o Mt. Laurel, NJ
     o Norristown, PA
     o Reading, PA
     o Pikesville, MD

LOCATIONS OF HOMESTEAD MORTGAGE

     o   Bethesda, MD
     o   Millersville, MD

LOCATION OF TYLER WEALTH COUNSELORS, INC.

     o   West Chester, PA
     o   610-344-0900

LOCATIONS OF COMMONWEALTH BANK COMMERCIAL BANKING OFFICES

     o   Norristown, PA
     o   Reading, PA

COM-LINE(R)

o    24 Hour Automated Service Line
o    1-800-327-9885



www.CommonwealthBank.com



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                           COMMONWEALTH BANCORP, INC.
                 2 WEST LAFAYETTE STREET, NORRISTOWN, PA 19401
                              WWW.COMMONWEALTH.COM